SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Financial Statements for the Years Ended December 31, 2004 and 2003 and Independent Auditors’ Report (Convenience Translation into English from the Original Previously Issued in Portuguese” dated on April 29, 2005.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telecomunicações de São Paulo S.A. - Telesp

Financial Statements for the Years Ended December 31, 2004 and 2003 and Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of

Telecomunicações de São Paulo S.A. - Telesp

São Paulo – SP

1.	We have audited the accompanying individual (Company) and consolidated balance sheets of Telecomunicações de São Paulo S.A. – Telesp and subsidiaries as of December 31, 2004 and 2003, and the related statements of income, changes in shareholders’ equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as whole.

3.	In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Telecomunicações de São Paulo S.A. – Telesp and subsidiaries as of December 31, 2004 and 2003, and the results of their operations, the changes in shareholders’ equity, and the changes in their financial positions for the years then ended in conformity with accounting practices adopted in Brazil.

4.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 2, 2005

DELOITTE TOUCHE TOHMATSU	Maurício Pires de Andrade Resende
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais - R$)

	Company		Consolidated
ASSETS	2004	2003	2004	2003
CURRENT ASSETS	4,098,160	4,053,622	4,161,865	4,121,165

Cash and cash equivalents	172,293	179,960	238,577	214,932
Trade accounts receivable, net	2,681,644	2,423,472	2,696,000	2,430,974
Deferred and recoverable taxes	897,546	1,103,085	907,819	1,130,367
Inventories	91,462	123,846	93,002	125,434
Other recoverable amounts	91,212	70,494	92,830	71,516
Other	164,003	152,765	133,637	147,942

NONCURRENT ASSETS	703,092	822,247	805,119	919,480

Deferred and recoverable taxes	325,560	429,333	354,382	441,099
Escrow deposits	333,407	280,226	333,893	280,853
Other	44,125	112,688	116,844	197,528

PERMANENT ASSETS	13,884,589	15,161,923	13,784,783	15,082,174

Investments	509,745	356,056	284,574	165,363
Property, plant and equipment, net	13,261,463	14,642,029	13,369,391	14,735,494
Deferred charges	113,381	163,838	130,818	181,317

TOTAL ASSETS	18,685,841	20,037,792	18,751,767	20,122,819

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais - R$)

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS’ EQUITY	2004	2003	2004	2003

CURRENT LIABILITIES	4,138,548	5,921,252	4,163,806	5,957,980

Loans and financing	526,132	1,966,248	529,930	1,982,062
Accounts payable	1,172,604	1,074,048	1,194,781	1,086,645
Taxes payable	1,155,720	709,262	1,165,734	712,565
Dividends/ interest on capital	506,116	1,276,663	506,116	1,276,663
Reserve for contingencies	52,806	49,390	52,847	49,408
Payroll and related charges	138,628	150,752	143,312	152,101
Temporary losses on derivatives	235,918	359,482	235,918	359,482
Other	350,624	335,407	335,168	339,054

LONG-TERM LIABILITIES	3,147,047	1,845,866	3,170,245	1,876,695

Loans and financing	2,205,762	979,547	2,226,313	995,087
Taxes payable	26,007	31,346	26,007	31,373
Reserve for contingencies	800,244	676,371	800,382	676,474
Other	115,034	158,602	117,543	173,761

DEFERRED INCOME	—	—	17,470	17,470

SHAREHOLDERS’ EQUITY	11,398,632	12,269,060	11,398,632	12,269,060

Capital	5,978,074	5,978,074	5,978,074	5,978,074
Capital reserves	2,745,272	2,744,031	2,745,272	2,744,031
Profit reserves	659,556	550,498	659,556	550,498
Retained earnings	2,015,730	2,996,457	2,015,730	2,996,457

FUNDS FOR CAPITALIZATION	1,614	1,614	1,614	1,614

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,685,841	20,037,792	18,751,767	20,122,819

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated
	2004	2003	2004	2003
Telecommunication services	18,327,071	16,117,923	18,425,674	16,221,967
Revenue deductions	(5,102,017)	(4,409,359)	(5,117,044)	(4,417,208)

NET OPERATING REVENUE	13,225,054	11,708,564	13,308,630	11,804,759
Cost of services provided	(7,449,067)	(6,677,036)	(7,496,010)	(6,714,499)

GROSS PROFIT	5,775,987	5,031,528	5,812,620	5,090,260

OPERATING EXPENSES	(2,511,773)	(2,571,160)	(2,543,294)	(2,642,628)

Selling	(1,528,467)	(1,225,708)	(1,606,645)	(1,286,177)
General and administrative	(763,222)	(957,263)	(746,802)	(963,925)
Results from equity investments	(84,932)	(63,201)	(461)	(1,012)
Other, net	(135,152)	(324,988)	(189,386)	(391,514)

INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSES, NET	3,264,214	2,460,368	3,269,326	2,447,632
Financial expenses, net	(1,285,753)	(1,722,405)	(1,292,808)	(1,730,196)

INCOME FROM OPERATIONS	1,978,461	737,963	1,976,518	717,436
Nonoperating income, net	39,982	49,857	40,102	50,025

INCOME BEFORE TAXES	2,018,443	787,820	2,016,620	767,461
Income and social contribution taxes	(725,894)	(299,818)	(724,071)	(279,459)
Reversal of interest on capital	888,600	1,100,000	888,600	1,100,000

NET INCOME	2,181,149	1,588,002	2,181,149	1,588,002

NUMBER OF SHARES OUTSTANDING AT BALANCE SHEET DATE (IN THOUSANDS)	493,592,279	493,592,279

EARNINGS PER THOUSAND SHARES - R$	4.42	3.22

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais - R$)

		Capital reserves			Profit reserves
	Capital	Share premium	Investment grants	Tax incentives	Legal reserve	Retained earnings	Total
BALANCES DECEMBER 31, 2002	5,978,074	2,737,087	5,454	188	471,098	5,290,736	14,482,637

Investment grants	—	—	1,302	—	—	—	1,302
Expired dividends and interest on capital, net of taxes	—	—	—	—	—	24,732	24,732
Income tax on interest on capital, unclaimed in 2002	—	—	—	—	—	(27,613)	(27,613)
Net income	—	—	—	—	—	1,588,002	1,588,002
Proposed allocation of income:
Legal reserve	—	—	—	—	79,400	(79,400)	—
Dividends	—	—	—	—	—	(2,700,000)	(2,700,000)
Interest on capital	—	—	—	—	—	(935,000)	(935,000)
Income tax on interest on capital	—	—	—	—	—	(165,000)	(165,000)

BALANCES DECEMBER 31, 2003	5,978,074	2,737,087	6,756	188	550,498	2,996,457	12,269,060

Investment grants	—	—	1,241	—	—	—	1,241
Expired dividends and interest on capital, net of taxes	—	—	—	—	—	45,472	45,472
Net income	—	—	—	—	—	2,181,149	2,181,149
Proposed allocation of income:							—
Legal reserve	—	—	—	—	109,058	(109,058)	—
Dividends	—	—	—	—	—	(2,209,690)	(2,209,690)
Interest on capital	—	—	—	—	—	(755,310)	(755,310)
Income tax on interest on capital	—	—	—	—	—	(133,290)	(133,290)

BALANCES DECEMBER 31, 2004	5,978,074	2,737,087	7,997	188	659,556	2,015,730	11,398,632

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais - R$)

	Company		Consolidated
	2004	2003	2004	2003
SOURCES OF FUNDS
From operations:
Net income	2,181,149	1,588,002	2,181,149	1,588,002
Items not affecting working capital	2,907,531	2,738,924	2,884,509	2,718,447

Depreciation and amortization of property, plant and equipment and deferred charges	2,718,013	2,812,537	2,736,811	2,822,778
Monetary and exchange variations on noncurrent and long-term items, net	1,435	(346,361)	1,445	(339,498)
Interest on loans and financing	6,702	40,956	12,049	41,510
Loss on equity investments	84,932	63,201	461	1,012
Gain on change in equity interest	—	(25,449)	—	(25,449)
Loss on sale of property, plant and equipment	(6,372)	12,786	(6,359)	12,767
Provision for contingencies	135,006	302,012	135,170	302,037
Tax credits	22,315	(90,110)	5,258	(94,089)
Amortization of goodwill	32,043	32,043	32,043	32,043
Provision for losses - receivables from Barramar	(48,800)	—	5,173	28,025
Revasal of provision for post-retirement benefit plans	(37,743)	(62,691)	(37,658)	(62,689)
Other	—	—	116	—

Funds provided by operations	5,088,680	4,326,926	5,065,658	4,306,449
Increase in long-term liabilities	1,738,731	1,137,382	1,729,399	1,162,137

Loans and financing	1,738,700	1,100,707	1,725,635	1,114,116
Related parties	—	36,675	—	39,246
Other	31	—	3,764	8,775

Other sources	294,259	527,907	301,675	527,399

Investment grants	1,241	1,301	1,241	1,301
Transfer from noncurrent to current assets	232,997	437,414	240,264	436,790
Proceeds from sale of property, plant and equipment	14,549	64,460	14,549	64,576
Unclaimed dividends	45,472	24,732	45,472	24,732
Other	—	—	149	—

Total sources	7,121,670	5,992,215	7,096,732	5,995,985

USES OF FUNDS
Increase in noncurrent assets	112,438	178,337	115,006	183,317

Escrow deposits	38,187	76,693	38,337	76,761
Recoverable State VAT	62,141	60,794	62,141	60,794
Related parties	—	36,558	87	38,969
Other	12,110	4,292	14,441	6,793

Increase in permanent assets	1,517,033	1,360,120	1,456,580	1,355,743

Investments	189,824	90,000	115,879	—
Property, plant and equipment	1,327,209	1,246,348	1,340,697	1,328,937
Deferred charges	—	23,772	4	26,806

Other uses of funds	3,664,957	5,789,272	3,690,272	5,830,270

Income tax on interest on capital, unclaimed in 2002	—	27,613	—	27,613
Interest on capital and dividends	3,098,290	3,800,000	3,098,290	3,800,000
Consolidated working capital	—	—	2,944	32,214
Transfer from long-term to current liabilities	566,667	1,961,659	589,038	1,970,423
Other	—	—	—	20

Total uses	5,294,428	7,327,729	5,261,858	7,369,330

DECREASE (INCREASE) IN WORKING CAPITAL DEFICIENCY	1,827,242	(1,335,514)	1,834,874	(1,373,345)

REPRESENTED BY
Current assets:
Beginning of year	4,053,622	4,622,941	4,121,165	4,703,820
End of year	4,098,160	4,053,622	4,161,865	4,121,165

	44,538	(569,319)	40,700	(582,655)

Current liabilities:
Beginning of year	5,921,252	5,155,057	5,957,980	5,167,290
End of year	4,138,548	5,921,252	4,163,806	5,957,980

	(1,782,704)	766,195	(1,794,174)	790,690

DECREASE (INCREASE) IN WORKING CAPITAL DEFICIENCY	1,827,242	(1,335,514)	1,834,874	(1,373,345)

The accompanying notes are an integral part of these financial statements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Announces Business Report for the full year 2004

In accordance with the legal requirements and Company bylaws, the Management of TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP submits the Business Report and Consolidated Financial Statements for the year ended on December 31, 2004, duly reviewed by the Independent Public Auditors and the Council Members.

1. Presentation

It has been six years since privatization. Important achievements were accomplished, including the social inclusion, which allowed that low-income families had access to the telecommunication services and Internet, which are crucial for the personal and familiar progress in Information Era.

In 1998, in São Paulo, only 8% of the families of class D had fixed telephone and, currently, according to the latest available information, 50% of this class has telephone line in their homes. In the class C, this service democratization occurred also. Six years ago, 35% of homes had telephone and, nowadays, this percentage is around 82%. In São Paulo, the number of customers was 6,4 million in 1998 and in the end of 2004, this number raised to 12,5 million. At the same time, the network digitalization increased from 72.7% to 98.7% in 2004.

The number of public telephones in São Paulo doubled from 169.0 thousand in 1997 to 331.2 thousand in 2004, which represent 8.4 public telephones per group of thousand inhabitants. This rate is higher than in United States, France, Germany and Spain.

As a result of universalization, the telephone density in São Paulo reaches 32 lines per each 100 inhabitants, which is similar to the rates registered in Portugal and Spain.

To achieve this result, since the privatization in July 1998, the Company invested R$ 15,3 billion for the acquisition and subsequent increase of its stakes, and beyond R$ 16,9 million for the expansion and modernization of the fixed networks.

The Company directly hires 7.125 people, on top of 33.988 who are hired indirectly, becoming the 4th biggest employer in the country.

Aware of the social responsibility and for coordinating the efforts of its companies in this front, the Telefónica Group instituted in March 1999 the “Fundação Telefônica”. Among several initiatives, it is worth mentioning the programs EducaRede (www.educarede.org.br), which is a free access internet portal dedicated to students and teachers of Brazilian public schools, with registers more than 2 thousand of visits per day and 1 million of pageviews per month, and “RISolidária” (www.risolidaria.org.br), created for organizations that assists children and adolescents, and since its launch, in the end of 2003, has already had more than 75 thousand accesses. Besides that, the Fundação

Telefônica acts in other social areas through its programs “Gera Renda”, “Medida Legal”, “Pró-Direitos” and “Memória Telefónica”, benefiting about 81 thousand people in more than 60 social projects.

Since achieving the universalization targets, beginning in September 2001, when Telefónica became the first fixed operator to achieved these targets, the focus of the Company had been investments profitability and technology convergence. It is worth noting that the current rate of return on investment is lower than capital cost of the Company. The Company has worked towards technology convergences as evidenced by the focus on the expansion of connection services to the Internet in broadband and in a portfolio increase for value added services, that offers to its clients the most modern technologies in the telecommunication world scenario.

During 2004, the Company reached 12,462,746 LIS (lines in service) and a productivity of 1.865 LIS/employee (consider fixed lines in service plus the ADSL lines – “AssymetricDigital Subscriber Line”), an outstanding efficiency indicator, that, once again, rates amongst the best in the world.

The digital services, which include intelligent facilities like “Identificador de Chamada” (caller identification), “Siga-me”, transfers of calls to mobile phone, voice-mail, conference calls, and others, had, in 2004, already reached 6.9 million subscribers and a total of 13.5 million individual services hired.

In the long distance services, there are at least four operators in each region disputing the clients. The corporate markets still have more competitors offering data and voice services for companies. The Company’s intrastate traffic revenue presented a positive performance, achieving R$2,334,5 million, while the investment in this market has maintained relatively stable. In regards to the national and international long distance services, the evolution was also positive due to the success of the “Super 15” campaign. The registered revenues were R$844,9 million for the interstate and international traffic.

The technology modernization allowed the launch of pioneer products such as “Speedy”, the broadband Internet access by Telefónica, which started-up on February 2002, simultaneously with other markets like Spain, Germany and England. Currently, the ADSL service – “Assymetric Digital Subscriber Line” negotiated under brand “Speedy”, is a national leader with 826.4 thousand subscribers, where Telefónica retain on average, 21.0 users/inhabitant in the state of São Paulo, higher than what was registered in other Latin America countries. On the broadband Internet access service, the fixed telephones operators compete with cable TV, and alternatives solutions by radio companies.

The connection for Internet access was expanded also due to investments of approximately R$300 million in construction of the Rede IP (Internet Protocol network) which allows users to access the “web” in the majority of the Sao Paulo’s districts without having to make a long distance call to the ISPs headquartered in big cities. The IP network has been one of the biggest promoters for the Internet use increase in the state of São Paulo.

During the year 2004, the Company paid to Federal, State and Municipal Government R$5,8 billion in taxes and contributions. For FUST it was destined R$95,1 million, and for FUNTTEL the contribution achieved R$58,6 million.

The investments made by the Company for modernization, expansion, quality, and network maintenance in 2004 reached R$1,34 billion, which confirms the Telefónica Group’s interest in Brazil for the long term and confidence in the future of the country as a major foreign investor.

During the year 2004, dividends and interest on shareholders equity were declared, in the amount of R$ 5,89 per lot of thousand of common shares and R$6,47 per lot of thousand of preferred shares. Such values are according to the solid financial condition of the Company, although it can be considered modest compared to the amount of investments realized since the privatization.

The Company’s debt shall be considered low in comparison of the size of the Company, where 44.6% of its loans are denominated in foreign currency. The efficient financial administration and hedge policies resulted reduced net financial expenses.

2. Macroeconomic environment

In 2004, the Brazilian economy recovered a strong growth rhythm, at par with the world expansion. Until the third quarter, the GDP has increased 5.3%, much higher than the growth of 0.5% registered during 2003.

On this context of national and international growth, the inflation measured by IPCA (Extended Consumer Index Price), published by “Instituto Brasileiro de Geografia e Estatística” (Brazilian Geography and Statistics Institute) approached the rate of 8.0%, the top limit allowed by Monetary Authorities, registering 7.6%. In 2003, this rate had been of 9.3%. The inflation measured by the General Price Index (IGP-DI – calculated by Fundação Getúlio Vargas), that includes the wholesale prices, retail and civil construction, reached 12.1%, while, in 2003, this index was 7.7%.

In view of this inflation behavior, the Brazilian Central Bank, after interrupting the interest rate decrease in May 2004, keeping it at 16%, started increasing it after September 2004, so that it ended the year at 17.75%, as part of an effort to meet inflation goals.

Related to the country’s external accounts, the trade balance increased again this year, reaching US$33 billion in 2004, compared to US$24 billion in 2003. The exports reached US$96,5 billion, an increased of 32% relative to 2003, while the imports increased 30%, reaching US$62,8 billion.

The public finances had a better performance than the estimated government forecast, so that the initial goal for the primary surplus, which was 4.25% of GDP, has reached 4.5% of GDP. Until November, the accumulated primary surplus, for 12 months, was 4.6% of GDP.

The net of sector public debt, considering GDP proportionally, had decreased to 51.1% in November 2004, in comparison to 57.2% in December 2003.

The improvement of the domestic economic fundamentals, associated with a scenario of large liquidity in international capital markets, contributed to the country risk decrease. The index EMBI+, calculated by JP Morgan Bank, fell to 382 basic points as of December 31, 2004, in comparison to 463 basic points as of December 31, 2003.

On this favorable context of external accounts and perception of risk, the Brazilian currency, Real, appreciated during the year. The exchange rate on December 31, 2004 was R$2,65 per US$ 1,00, compared to R$2,89 to US$1,00 on December 2003. The average rate in 2004 was R$2,93 to US$1,00, compared of R$3,07 to US$1,00 in 2003. This fact also elapsed from dollar devaluation against the other currencies in the world.

3. Business Performance

Basic Telephony

In 2004, the number of fixed lines in the State of São Paulo has met the demand and is being kept above the requirements of the regulatory agency. The telephone density of 32 lines per 100 inhabitants is one of the highest in Latin America.

The public telephone network density is 8,4 TUP (Public Use Telephone)/1000 inhabitants and the rate of 2.5% TUP’s per installed access. São Paulo is the State with the highest penetration rate for this service in the country.

These numbers accomplish the density requirements of 7,5 public telephones per 1,000 inhabitants and the maximum user displacement of 300 meters to reach a public telephone in towns with a population above 300 inhabitants, as well the percentage of 2.5% of public telephone over the total installed network base, according to the target designated on the Article 7º of PGMU – “Plano Geral de Metas de Universalização” (General Plan of Universalization Targets), approved by Order nº 2.592, of May 15, 1998, which began to be followed on December 31, 2003.

The Company ended the year of 2004 with 331.228 TUP’s, exceeding PGMU’s goal, which shows the Company concerns about social issues.

From 331,228 public telephones installed, 323,533 or 97.7%, use inductive cards. In addition, there are 793 pay phones using cellular technology and 2.402 that employ WLL technology.

From the towns identified as without STFC - “Serviço Telefonia Fixo Comutado” (fixed telephony switched service) 152 now have at least 1 public phone installed, available around the clock and capable of sending and receiving national and international long distance calls (LDN and LDI). All the towns have at least 3 TUPs per 1.000 inhabitants.

Telesp keeps promoting the installation of public phones specially devised for the hearing and speaking impaired. During 2004, 513 TDD (Telecommunications Device for the Deaf) special equipment units were installed, meaning a 40% increase compared to year 2001.

Currently, 9.343 public phones are dedicated to service the hearing and speaking impaired, or handicapped people, showing the concern of the Company equally serve all of its customers.

The Public Use Telephone presented also a higher levels of service quality, exceeding Anatel’s quality targets for 2004, which was a maximum of 10 repair requests per 100 public phones, and at least 97% of the repairs executed within 8 hours.

Billing complaints per 1000 issued bills – FCL 4

In 2004, Anatel’s target was reduced from 3 to 2 complaints per 100 issued billing. For this reason, some projects were developed in order to improve internal process and services rendered, aiming to reduce the number of complaints and asserting the commitment to the clients. It is worth to mention that the average number of complaints about billing errors in 2004 was 1,81 per 1000 issued bills.

Repair Requests and Repair Request Attention Rate – FCL2 and QCT3

The repair request rate was reduced by 4.89% compared to the average rate in 2003, as a consequence of improvement in critical systems, PET projects – Clients Commitment, SLA’s, Six Sigma projects, all of which contributed to the indicator decrease. There was a reduction of 0,12% on the repair request attention rate, despite the increase in the number of installations, which demanded the labor migration from repair to installation.

3.1 Commercial Strategy

The penetration of fixed telephones in the State of São Paulo had already achieved a high level in 2003. Aiming to grow in new segments and to minimize the potential cannibalization by mobile telephone, “Linha da Economia” (economic line) and “Linha da Super Economia” (super economic line) services were launched in 2004, with enormous commercial success. Through these projects, the Company had an important increase on subscribers and on the clients’ average life. Besides plant growth, actions for profitability increase were also developed in 2004 through more offers of value added services and a campaign for fixed telephony traffic increase.

The Company made huge efforts for increasing broadband access – Speedy service – through promotions and customization in the product, aiming to make it more attractive for clients in various segments. With this, the Company will have more opportunities of launching new services based on this technology and increasing the profitability on this product category.

In addition, 2004 was the consolidation of long distance service (national and international) market with “Super 15”. With a marketing strategy focusing on communication, promotions and development of alternative plans, the Company could continue the market share growth estimated on these services, ending the year exceeding the planned participation.

In the corporate segment, the focus was the loyalty of the customer base, mainly due to the increase of competition within this segment. Actions for improvement of quality in all relevant processes for the clients were the priority for this segment and had a positive repercussion for the Company.

3.2	Interconnection and Network

In 2004, the Company signed 12 interconnection contracts, allowing the communication of Telesp clients with users from other networks and vice-versa. Those contracts reach operators on 3 regions in Brazil where the Company acts, according to the concession/authorization contracts, issued by Anatel (National Agency of Telecommunications). These contracts allow for increased traffic due to local and long distance (national and international) calls, increasing the options of services for the client and, consequently, resulting in a bigger competition for the Company.

The network was upgraded with new points of presence and interconnection with the principal telecommunication companies in the country, linking several towns from various Brazilian States.

At the same time, the delimitations of some local tariff areas was changed, defined by Anatel, which joined various adjacent towns, causing a significant impact on the network and interconnection programming. However, all the transition process was marked by the diligence on the maintenance and operation processes, resulting in the significant improvement of the services quality rendered by Company.

In 2004, the operators CTBC Cellular, Telemig Celular and Amazônia Celular migrated their SMC (mobile cellular service) services rendered to SMP (personal mobile service). Besides these operators, Brazil Telecom Celular (which belongs to Brasil Telecom de Telefonia Fixa group), got the authorization for SMP – Personal Mobile Service. Therefore, in 2004, The Company started having four new operators, which offers long distance service (national and international) through CSP (Selection Operator Code).

This process demanded a negotiation and conclusion of new interconnection contracts amongst Companies, contemplating the new rules and specific regulations for the new service, as well as the negotiation of joint invoicing contracts (“Co-billing”), which permits that the long distance services rendered by the Company to the SMP clients users of “Super 15” can be charged, where they are invoiced at the same access operator’s account, that is the mobile operator.

The Company also provided service circuits for the companies authorized by Anatel for the SMC (multimedia communication services), contributing for their “backbone” composition, as well as for other STFC (Fixed Switched Telephone service) and SMP (Personal Mobile Service) companies.

In 2004, the process of treatment for inappropriate calls was intensified, aiming to reduce interconnection costs for the Company.

The telephone services market continues in development, with new local, regional and mobile services operators, in State of São Paulo, where the Company successfully capitalizes this growth, offering the network use or network facilities services to the new telephone operators services.

The end of 2004 was marked by Anatel public consultations, which aimed to change current interconnection regulations and remunerations for network use, expecting that some of those proposals become regulation in 2005, resulting in significant implementations and changes in the current Company’s processes.

4. Financial and Economics Highlights

4.1 Operating Revenue, gross and net

In 2004, the Company had gross consolidated operating revenue of R$18,425,7 million, an increase of 13.6% compared to the same period in 2003. The net operating revenue ended 2004 at approximately R$13,308,6 million compared to R$11,804,8 million in 2003. Such performance is due to the tariff adjustment occurred in 2003 and 2004, communication services increase, due to “Speedy” service growth, and for the increase of national and international long distance services. Another reason was the increase of Personal Mobile Service – SMP.

4.2 Operating income before net of financial expenses

The operating income before consolidated net financial expenses raised 33.6%, from R$2,447,6 million in 2003 to R$3,269,3 million in 2004. Contributed to this the increase in operational activities resulting from traffic increase and the tariff adjustments. It should be noted, however, an increase in expenses relative to Fixed-Mobile traffic and Personal Mobile Service – SMP, taxes, and outsourced services.

4.3 EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization) was around R$6,038 million, 13.9% higher than in 2003 (R$5,302 million). The EBITDA margin was 45.4% in 2004 and 44.9% in 2003.

In thousand of reais	2004	2003
Operating income before financial expenses	3,269,3	2,447,6
Depreciation and amortization
Service costs (Note 22)	2,495,6	2,616,5
Selling costs (Note 23)	7,5	7,1
General and administrative expenses (Note 24)	233,7	199,2

Goodwill Amortization – CETERP (Note 26)	32,0	32,0

EBITDA	6,038,1	5,302,4

EBITDA Margin

a) EBTIDA	6,038,1	5,302,4
b) Operating revenue, net (*)	13,308,6	11,804,8

a) / b)	45,4	44,9

(*)	See Income Statement

4.4 Financial results

Comparing 2004 and 2003, we can notice a decrease in negative financial result of R$437,4 million. In 2004 was accrued R$888,6 million (R$888.6 million was accrued in 2004) for interest on shareholder’s equity, whereas in 2003 it was R$1,100,0 million. Excluding this interest, the negative financial result decreased R$226,0 million due to the lower debt for the Company, from R$3,336,6 million in 2003 to R$2,992,1 million in 2004. The exchange variation protection was made through derivatives operations (hedge).

	2004	2003
Total debt (Note 14)	2,756,2	2,977,1
Temporary loss in derivative operations (*)	235,9	359,5

Debt, net	2,992,1	3,336,6

(*)	See Balance Sheet

As of December 31, 2004, the Company’s balance debt was R$2,756,2 million (R$2,977,1 million in 2003) or 24.2% of shareholder’s equity (24.3% in 2003). Among capital funds, 44.6% are in foreign currency.

The Company strives to make constant efforts, in order to take appropriate steps facing current market situation, to protect its debts of eventual exchange devaluation.

4.5 Net Income

Net Income reflected an increase of 37.4%, from R$1,588,0 million in 2003 to R$2,181,1 million in 2004, influenced specially by net operating revenue and net financial result increase. The net margin was 16.4% (13.4% in 2003).

In thousand of reais	2004	2003
a) Net Income (*)	2,181,1	1,588,0
b) Net Operational Revenue (*)	13,308,6	11,804,8

a) / b)	16.4%	13.4%

5. Human Resources

5.1 Productivity

In 2004, we reached 1.865 lines per employee, 4.1% higher than 2003 (1.792 lines per employee) and 595.9% compared to 268 lines per employee in 1998, when Telefónica Group assumed the Company’s management.

This increase is resultant from the increase of lines in service (considering basic and public and ADSL lines, total of 13.289.146 lines) and payroll of 7.125 employees.

5.2 Lines in Service per Employee

5.3 Personal development

The Company, through “Educação Telefônica and E-Learning” projects, continues investing in programs for development and competence for its employees, where approximately R$4 million was invested in professional development in 2004.

In 2004, 22.611 employees were trained, in approximately 242 thousand hour/class, which means 34 hours/employee on average.

In 2004 more than 380 employees took MBA course, subsidized by the Company or through agreements with FGV, USP, ESPM and BSP.

5.4 Salary and Wages

The Company adopts policies of modern remuneration, which amplify variable remuneration levels, stimulating and rewarding professionals, according to the performance and achievement of the goals. These policies have provided retention and attraction for able professionals from a highly competitive market.

5.5 Customer commitment

The Company launched in 2004 “Customer Commitment” program, aiming to focus on Telefónica’s customers and looking for a profitable and solid growth in the long term.

5.6 Organizational environment

After research amongst employees, it was noticed that the organizational environment increased 13 percentage points concerning employees’ satisfaction, from 63% in 2003 to 76% in 2004. Consequently, this situation contributed for our customers’ satisfaction increase.

6. Investments

The Company invested in 2004 R$1,34 billion in the extension and modernization program for telecommunication services, including investments related to broadband plant and new value added service supply.

During 2004, the Company’s investment program aimed towards the highest quality and availability standards for our customers, without losing focus on corporate profitability growth, and in preparing the organization for competition. In order to satisfy the demand, new products and services were developed and the Internet business was the priority, mainly in respect to consolidating the group’s leadership in the broadband market, which services plant raised 70.6% in the year. In addition, it is worth noting the investments in problematic points of network, resulting in significant reductions in defects and maintenance costs, as well as investments in customers’ support systems modernization, business infrastructure, invoicing and collection (ATIS).

Thus, the Company prepares to act in a strong, competitive market, through products supply, which the value proposition for the customer continually increases and according to the viability related to its invested capital and regulatory mark.

The amount of consolidated investments in the last year, as of December 31, 2004, was as follows:

	R$ Million	%
Administration (General Support) (*)	322	24.1
Switching equipments	68	5.1
Transmission equipments	215	16.1
Infrastructure	18	1.3
External Network	83	6.2
Data communication	235	17.5
Subscriber equipments	296	22.1
Long Distance	12	0.9
Others	90	6.7

Exploration Investments Total	1,339	100.0

(*)	Including equipments of power and energy and those set aside for general support.

7. Company restructuring

The plans for the Company restructuring started in November, 1999, when the Companhia Telefônica da Borda do Campo – CTBC, was merged by Telecomunicações de São Paulo S.A. – Telesp. Next, Telesp was merged by Telesp Participações S.A., which, merged, at the same time, its subsidiary SPT Participações S.A. and adopted Telecomunicações de São Paulo S.A. – Telesp as name.

Aiming to continue with restructuring program and rationalize intercompanies operation, administrative redundancies and, consequently, decrease the costs, the Extraordinary General Shareholder’s Meeting approved on December 27, 2000, the merge of the subsidiary Centrais Telefônicas de Ribeirão Preto S.A. – CETERP.

On January 30, 2001, the Company went through a partial spin-off, which the corresponding Telesp’s spin-off equity was represented by capital shares in Telefônica Empresas S.A., which was the Company’s subsidiary, creating, from this moment, Telefônica Data Brasil Holding S.A. This operation intended to segregate the activities related to the Packaged Switch Network services.

The then constituted company, Data Brasil Holding S.A., has as a role making the necessary investments for the Packaged Switch services activity, aiming to leverage the strategic and competitive position for Telefônica Empresas S.A.

8. Shareholders

In 2004, the shareholders of the controller group did not change.

In the end of 2004, Telefónica International S.A. – TISA, holds 34.48% of common shares and 81.59% of preferred shares and SP Telecomunicações Holding Ltda holds 50.23% of common shares and 7.31% of preferred shares.

Shareholders position as of December 31, 2004

TELESP	Common	Preferred	Total
Controller Group	140.040.860.473	291.819.562.080	431.860.422.553
	84.71%	88.90%	87.49%

Others	25.279.346.129	36.452.510.659	61.731.856.788
	15.29%	11.10%	12.51%

Total of shares	165.320.206.602	328.272.072.739	493.592.279.341

9. Capital Market

In 2004, the Brazilian stock market rhythm was specially influenced by the international financial market news. The volatility of oil price, the uncertainty of the velocity and magnitude of interest rates in United States and the solid Chinese economic growth demanded caution from investors. After presidential election in United States, which the financial market’s preferred candidate was elected without delays, such as in the latest election, the international stocks exchange and Bovespa started an expressive valuation period. The improvement of the internal economy fundamentals through the year contributed for a risk reduction and, in November and December, the price of Brazilian stocks had a deep appreciation. The combination of these internal and external factors contributed to the positive evolution of Bovespa rate, which in the beginning of the year was in 22.444,71 points and in the end was in 26.196,25 points, showing an increase of 16.71%, during this period when Brazil’s risk went from 452 points to 383 points. The Company’s good performance, as much financially as operationally, allowed to follow market trends.

The Company’s shares were traded in the beginning of the year at R$36,75 (common shares) and R$46,90 (preferred shares) and in the end of the year they were traded at R$46,50 and R$50,70 respectively, which means a valuation of 26.53% for common shares and 8.10% for preferred shares. The total, considering daily volumes, per thousand shares lots, were 6.758.500 (common shares) and 22.927.700 (preferred shares), with a daily average volume of 27.143 (common shares) and 92.079 (preferred shares). It is important to notice that the Company’s free float is low due to the change of Company’s shares for Telefónica S.A. BDRs.

In the end of the year, at the New York exchange stock (NYSE), the Company’s ADRs – American Depositary Receipts were negotiated at US$19,43 with a total volume of 14.741,7 thousand ADRs, representing an increase of 18.48% while NYSE increased 3.58%.

10. Interests on shareholders equity

From April 23, 2004, in accordance to the Ordinary General Shareholders Meeting in March 25, 2004, the Company paid interest on shareholders equity for the common and preferred shares, with share position on December 29, 2003. The gross value of interests on shareholders equity, per thousand shares, was R$2,089588 for common shares and R$2,298547 for preferred shares, with income tax on of 15%, except for immune or tax exempt shareholders, resulting in net interest of R$1,776150 for common shares and R$1,953765 for preferred shares.

According to the deliberation in the Board of Directors Meeting, on April 7, 2004, “ad referendum” of the General Shareholders Meeting, the Company paid intermediate dividends from April 23, 2004 to the common and preferred owner’s shares that were registered until April 7, 2004, based on the retained earnings in the latest annual balance sheet. The amount is R$1,165553 for common shares and R$1,282108 for preferred shares, per thousand shares lots. From April 23, 2004, the Company also paid to the common and preferred owner’s shares who were registered until April 7, 2004, interest on shareholders equity related to 2004. The gross value of interests on shareholders equity, per thousand shares, is R$0,561909 for common shares and R$0,618100 for preferred shares, with income tax on of 15%, except for immune or tax exempt shareholders, resulting in net interest of R$0,477622 for common shares and R$0,525385 for preferred shares.

In addition, according to the deliberation in the Board of Directors Meeting, on October 5, 2004, “ad referendum” of the General Shareholders Meeting, the Company paid intermediate dividends from October 29, 2004 to the common and preferred owner’s shares who were registered until October 5, 2004, based on the retained earnings in the balance sheet as of June 30, 2004. The amount is R$3,032030 for common shares and R$3,335233 for preferred shares, per thousand shares lots. From October 29, 2004, the Company also paid to the common and preferred owner’s shares who were registered until October 5, 2004, interest on shareholders equity related to 2004. The gross value of interests on shareholders equity, per thousand shares, is R$1,26098 for common shares and R$1,238707 for preferred shares, with income tax on of 15%, except for immune or tax exempt shareholders, resulting in net interest of R$0,957183 for common shares and R$1,052901 for preferred shares.

11. Environment aspects

The Company belongs to Telefónica Group, who has developed several actions related to environment, aiming to reduce or eliminate negative environmental impacts, contributing to the society’s economic, social and cultural progress where it acts, reinforcing the Company’s image.

The Telefónica Group signed the World United Nation Pact, which emphasizes three environmental principles: prevention, comprehensive responsibility and development without disrespect to the environment.

The Company, worried about environmental preservation, developed a management center of energy and water, centralizing the administration of these resources, aiming to optimize its utilization through the implementation of efficiency programs.

Realize awareness programs about rational energy and water use, organizing internal workshops and natural resources website on the Internet.

Also, the Company has been changing the fuel systems for its telephone stations facilities generators group, utilizing ecologic tanks.

The Company has introduced systems for treatment and methods for reducing noise and smoke sources in the generators and air-conditioning systems.

Related to air-conditioning systems, the Company does not acquire equipments with CFC11 and 12, in accordance with the Montreal Protocol.

The Company replaces obsolete equipment for new ones that are more efficient and with less environment impact, as well as opts for these equipments in new facilities.

To meet the Anatel’s Resolution nº 303 requirements, all Company’s aerial installations were certified in accordance with the electromagnetic emission limitations.

The lead-acid batteries, when they are in the end of their useful lives, are remitted directly to their producers, according to the CONAMA Resolution (Environment National Board).

12. Fundação Telefônica (Telefónica Foundation)

In January 1999, Telecomunicações de São Paulo S.A., Telesp, together with Tele Sudeste Celular Participações S.A. and Telefónica Foundation from Spain, established the Fundação Telefônica (Telefónica Foundation). The Foundation has the mission to contribute in the improvement of the quality of life to the low-income population within the regions where the Company operates in, supporting the companies of Telefónica Group in their responsibility duties.

The strategic vision of Fundação is to promote the Digital Inclusion on these parts of the society, applying methodologies and concepts concerning information technologies and telecommunication to the social inclusion. The preferential target for the programs are children and adolescents, and the Fundação focuses the majority of its actions on State of São Paulo.

In 2004, Fundação’s portal EducaRede (www.educarede.org.br), totally open and free, consolidated as a program dedicated to support education on public elementary, middle and high schools. Besides the portal on the Internet, it formed a Teacher’s Capacitation Network, for the Internet pedagogic use, which has involved around 8.000 school professionals. It created the Innovation Center to develop, in practice, new ways for applying technologies in the public schools. At the second semester, it exceeded 1.5 million monthly pageviews, 82% of which refers public schools and 18% to private schools, interested in its contents. Every semester, the EducaRede exceeds the maximum visit mark and pageviews registered in the previous semester. In 2004, the Fundação managed an investment of R$1,700 thousand in the program and, since its creation in 2001, R$6,000 thousand.

The portal RISolidaria (www.risolidaria.org.br) – “Rede Internacional Solidária” (International Sympathetic Network), works on promoting the development social networks through virtual networks construction, specially focused on social organizations (governmental or not), which assists children and adolescents. New sections and tools were created, including Management Tools, highly interactive. The RISolidaria established an agreement with the “Conanda – Conselho Nacional dos Direitos da Criança” (National Rights Board for Children and Adolescents), offering its tools and contents for the Conanda and all Children Rights States’ Boards. In 2004, the Fundação managed an investment of R$912 thousand in this program and R$2,700 thousand since it has started, in 2003.

The “Gera Renda” Program (Produce Income Program), which supports initiatives of income generation for women who support their homes and who have children in a risk situation, consolidated the support to the “Cooperativa de Costureiras do Parque S.Bartolomeu”, in Salvador, BA. Currently, there are 50 cooperators and the income went from zero to two minimum wages, during three years since the project had been approved by Fundação. In the end of 2004, the Cooperativa inaugurated its own building, acquired through BID resources, which recognized the project’s high quality.

Through “Medida Legal” program (Legal Steps Program), the Fundação called for support projects for transgressor youngsters, who would attend the project in a Guarded Freedom regime, in the metropolitan areas of São Paulo, Campinas and Santos. Five projects were chosen, from Campinas, Cubatão, Guarujá, Guarulhos and Jandira, which will be implemented in 2005, with donated resources through “Fundos da Criança e do Adolescente” (Children and Adolescent’s Founds), incorporating digital inclusions in their actions, counting on CDI (Committee for Computing Democratization) support. Employees from two companies of Telefónica Group, could financially contribute to one of these projects through Medida Legal Program, with Fundação Telefônica support.

The “Pro-Direitos da Fundação” program (For Fundação’s Rights program) finances networks implementation, which links Municipal Boards for Children and Adolescents Rights to social entities for assisting children and adolescents, consolidating the support to “Rede Criança”, in Barueri.

The Telefónica Memory Center, which manages Telefónica telecommunication historical collection, produced an educative game in a CD-Room, named “Bellatrix and the Time Palace”, available on the Internet. This game playfully transmit some concepts about telephony inner workings, promoting it among public schools teachers and participating in national and international conferences.

The Company, through Fundação, was the pioneer in establishing agreements with Municipal Government of São Paulo, building a Children’s Educational Center in Pirituba and donating it to the city. The Center was delivered in the end of May 2004, and started assisting 150 children in the second semester.

The Fundação participates in the “Rede Social do Estado de São Paulo” (São Paulo Social Network), giving it technical and financial support. It also supported the “Alfabetização Solidária” program and “Telecentros de Informação e Negócio” (Information and Business Telecenters) instituted by “Ministério do Desenvolvimento, Indústria e Comércio” (Development, Industry and Commercial Ministry). The Fundação continued supporting the portal on the Internet for “Fome Zero” program and other Company’s initiatives, such as “Empresários pelo Desenvolvimento Humano” project, “Rede Saci” and “Semana da Cidadania e Solidariedade”.

In 2004, the Fundação managed an investment of about R$6,100 thousand, involving 3 own programs and 22 community projects, which were structured in its programs. That work was recognized by “Anuário Telecom” (Telecom Yearbook), from the “Plano Editorial” (Editorial Plan), whose Company received the “Ação Social” premium, for supporting the “Redescobrindo o Adolescente na Comunidade” project, from Santos Mártires Society, in Jardim Ângela, São Paulo (for “Medida Legal” program). The Fundação also received the “Padrão de Qualidade em B2B 2004” premium, promoted by “Padrão Editorial”, as “Responsabilidade Social Corporativa – Setor Privado” (Corporate Social Responsibility – Private Sector) category. The Company was the finalist of “IT Midia” premium, “Betinho de Cidadania” premium and “Guia Exame de Boa Cidadania”.

13. Perspectives and Future Plans

The year 2004 was marked for the consolidation of strategies which the Company has been applying. Some products for loyalty of current customers were launched and, at the same time, products for amplifying the Company’s subscribers base, as economic lines, which could reach customers who had never been in subscribers bases before. To measure the success of this strategy, approximately 70% of economic lines were sold to people who had never been the Company’s client.

At the same time, the Company launched Client Commitment program, with various work fronts, where all of them were priorities for Telefónica Group. This project aims to make the Company a structure completely for client satisfaction.

In 2005, the Company will follow its project of “Speedy” expansion, developing and launching new services, which increases the product’s appeal. The strategy’s performance has been very successful, since, besides loyalty lines, it provides a high quality service for the clients and increases the Company’s profitability, guaranteeing the expected growths.

Furthermore, there will be an increase in competition in the telecommunications market with the entrance of new players in the voice business, both in fixed and mobile, besides new services based on Voice over IP technology (“VoIP”). In that sense, Telefônica São Paulo already developed a strategy, that following a series of restructurings, allowed the Company to compete in the new scenario.

During the year 2004, the conditions of concession contracts, which will take effect from January 1, 2006, were discussed and defined. Telefónica worked intensively in order to preserve the economic-financial equilibrium of concession contracts, and, since then, has been starting the planning for fulfilling the new service targets and therefore to optimize investments and guarantee its return.

The relationship with the clients will continue to be a priority in 2005, with the investments intensification on improving all the critical processes for the customers, both for corporate and residential clients.

14. Communication to the Market – CVM Instruction nº 381, from January 14, 2003.

According to CVM Instruction nº 381, of January 14, 2003 and CVM Official Circular Correspondence SNC/SEP nº 01/2004, of January 19, 2004, the Company and its subsidiaries inform that in 2004, the Company contracted Deloitte & Touche Tohmatsu Auditores Independentes S/C for other works not directly linked to financial statements auditing, which the value of the services did not exceed 5% of total fees related to external auditing services.

The Company’s policy concerning to rendered services of independent auditors not related to external auditing is based on principles which preserve the auditor’s independence. This principles establishes that the auditors cannot audit their own work, and neither perform management functions or advocate for their client.

The independence of these auditors is guaranteed, since works were developed by independent teams, related to the group which is responsible for external auditing work. The decision made on adopted proceedings was established by the Administration.

15. Acknowledgement

Finally, the management of Telecomunicações de São Paulo S.A. – Telesp thanks all the shareholders, clients, suppliers, financial institutions and others involved for their support and trust, and especially the employees, for the dedication and effort which were crucial to the achievement of the results presented hereby.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. Operations and background

a. Shareholders control and operations

Telecomunicações de São Paulo S.A. - Telesp, hereafter referred to as the “Company” or “Telesp” is controlled by Telefónica S.A., which as of December 31, 2004, holds directly and indirectly 84.71% of the common shares and 88.90% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a public company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the Securities and Exchange Commission - SEC, in the United States of America, and its American Depository Shares - ADSs, level II, are traded on the New York Stock Exchange - NYSE.

The Company’s activities are regulated by the Brazilian Government’s regulatory authority, the National Telecommunications Agency (ANATEL), in accordance with the terms of the concession granted by the Brazilian Government.

The Company is a concessionaire of the fixed-switch telephone service (STFC) of Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34 established in the General Concession Plan (PGO).

The STFC Concession Agreement in effect may be renewed, as an onerous contract, for an additional 20 years (through December 31, 2025). The current STFC Concession Agreement expires on December 31, 2005. The renewed STFC Concession Agreement will be valid from January 1, 2006 to December 31, 2025. The new contract can add new conditions and establish new targets for the universalization and quality based on the conditions in the extension period.

b. The telecommunications services subsidiaries and associated companies

Assist Telefônica S.A. is a wholly-owned subsidiary of the company as a closely-held company, engaged primarily in providing the following services: technical assistance for installation, operation and maintenance of internal telephony, data and IT networks; value-added services, including those related to internet content, connection and access, as well as technology services and internet support, installation, operation and maintenance of internet, intranet and extranet solutions; sale, rent and maintenance of general telecommunications and IT equipment and devices.

Aliança Atlântica Holding B.V., a company formed under the laws of Netherlands in Amsterdam, is a joint venture originally established in 1997 by Telebrás and Portugal Telecom, in which Telebrás held a 50% share ownership and Portugal Telecom held the remaining 50%. As a result of the privatization of the Telebrás System in February 1998, Telebrás’ share ownership in Aliança Atlântica was transferred to the Company. As of December 31, 2004, the Company holds a 50% interest in the share ownership of Aliança Atlântica and Telefónica S.A. holds the remaining 50%.

Companhia AIX de Participações was formed in June 30,2001 through a capital contribution of 32% made by the Company with advances to Barramar S.A., which were recorded under property, plant and equipment for the direct and indirect development of activities related to the construction, conclusion and operation of underground networks for fiber optics ducts. In November and December 2003, Companhia AIX de Participações underwent several corporate restructuring and the Company became the holder of 50% of its capital.

Companhia ACT de Participações was formed on June 30, 2001, through a capital contribution of 32% made by the Company. In November and December 2003, restructurings of Companhia ACT resulted in Telesp increasing its holdings in Companhia ACT to 50%.

Santo Genovese Participações Ltda. was acquired by the Company on December 24, 2004. Santo Genovese Participações Ltda. is a closely held company, holder of 99.99% of the representative share capital of Atrium Telecomunicações Ltda. Atrium’s provides management telecommunication services for corporate costumers in Brazil (industries, companies and condominiums); internet and intranet services; sale, rent and telecommunication systems management and related equipment.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2. Presentation of the financial statements

The financial statements as of and for the years ended December 31,2004 and 2003 were prepared in accordance with accounting practices adopted in Brazil and the rules applied to the public telecommunication services and standards prescribed by the Brazilian Securities Commission (CVM).

The consolidated financial statements were prepared in accordance to the CVM Instruction nº 247/96 and include the accounts and transactions of the Company and:

(i) 2004 - its wholly-owned subsidiaries Assist Telefônica S.A. and Santo Genovese Participações Ltda; the jointly controlled affiliates Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações.

(ii) 2003 - its wholly-owned subsidiary Assist Telefônica S.A.; the jointly controlled affiliates Aliança Atlântica Holding B.V. and Companhia AIX de Participações.

The Company proportionally consolidates its interests in jointly-controlled affiliates. Majority-owned investments are presented on a fully consolidated basis.

In the consolidation, all the assets and liabilities balances, revenues, costs and expenses derived from intercompanies transactions were eliminated.

The financial statements for 2003 were reclassified when applicable for comparability purposes (see note 21).

3. Summary of the principal accounting practices

a. Cash and cash equivalents

Cash equivalents include all readily liquid temporary cash investments with original maturity dates of three months or less, recorded at cost, plus income earned to the balance sheet date.

b. Trade accounts receivable, net

Trade accounts receivable from telecommunication services are stated at the tariff amounts on the date of rendering the service. This caption also includes accounts receivable from services rendered but not billed at the balance sheet date. Provision is made for trade accounts receivable for which recovery is considered improbable.

c. Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in income, when incurred.

d. Inventories

Inventories are stated at average acquisition cost, net of allowance for reduction to realizable value, and segregated into network expansion and maintenance/sale inventories. Inventories for use in network expansion are classified as “Construction in Progress” under “Property, plant and equipment”. Inventories for resale or maintenance are classified as “Inventories” in current assets.

e. Investments

Investments in subsidiaries and affiliates are accounted for under the equity method. Other investments are recorded at cost, less an allowance for probable losses, when considered necessary. For consolidation, all subsidiaries were consolidated in December 31, 2004, except Santo Genovese Participações Ltda, which was acquired in December 2004 and consolidated on November 30, 2004.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

f. Property, plant and equipment, net

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation. Improvement and repair costs when increasing installed capacity or operating life are capitalized; otherwise, these costs are charged to expense in the statements of income as incurred. Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets and as determined by the public telecommunications service regulations. The principal depreciation rates are shown in Note 12.

g. Deferred charges

Deferred charges are comprised of: (i) pre-operating expenses stated at cost, amortized over a period of five years, (ii) goodwill on acquisition of investment subsequently merged, amortized over a period of five years and (iii) goodwill on acquisition of IP network, amortized over a period of ten years. See Note 13.

h. Accrued vacations

Amounts referring to vacations and related charges due to employees are accrued in proportion to the period the employee is entitled to vacation.

i. Income and social contribution taxes

Corporate income and social contribution taxes are accounted for on the accrual basis. Deferred taxes attributable to temporary differences and tax loss carryforwards are recognized as assets on the assumption of future realization within the parameters established by CVM Instruction No. 371/02.

j. Reserve for contingencies

Recognized for those cases in which an unfavorable outcome is considered probable at the balance sheet date. The Company, as a precaution, has made provisions for contingencies related to claims initiated by the Company, even though liability for such claims has only been deemed possible. See note 18.

k. Revenue recognition

Revenues related to services rendered are accounted for on the accrual basis. Revenue unbilled from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered. Revenue from the sales of cards for public phones is deferred and recognized in income as the cards are utilized.

l. Financial income (expense), net

Represents interest, monetary and exchange variations arising from financial investments, loans and financing obtained and granted, as well as the results of derivative operations.

Interest on shareholders’ equity is included in this item and for presentation purposes the amount declared in 2004 was reversed from Income Statement to Retained Earnings, as a debt to Shareholders’ Equity.

m. Pension and other postretirement benefit

The Company sponsors an entity that provides pension and other post-retirement benefits to employees through a multi-sponsored plan. Actuarial liabilities were calculated using the projected unit credit method as provided by CVM Resolution No. 371/00. Other considerations related to these plans are described in Note 30.

n. Derivatives

Gains or losses on derivatives are recorded monthly in income. The balances of derivative operations (exchange swaps) are described in Notes 25 and 32.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

o. Earnings per thousand shares

Calculated based on Net Income for the year and the total number of shares outstanding at the balance sheet date.

4. Cash and cash equivalents

	Company		Consolidated
	2004	2003	2004	2003
Cash and bank accounts	9,478	30,454	25,323	41,524
Short-term investments	162,815	149,506	213,254	173,408

Total	172,293	179,960	238,577	214,932

5. Trade accounts receivable, net

	Company		Consolidated
	2004	2003	2004	2003
Billed amounts	2,212,569	2,058,208	2,225,833	2,108,355
Accrued unbilled amounts	1,033,315	899,952	1,038,304	897,304

Gross accounts receivable	3,245,884	2,958,160	3,264,137	3,005,659

Allowance for doubtful accounts	(564,240)	(534,688)	(568,137)	(574,685)

Total	2,681,644	2,423,472	2,696,000	2,430,974

Current	2,145,167	1,750,263	2,148,190	1,756,359
Past-due – 1 to 30 days	433,423	419,427	440,352	420,359
Past-due – 31 to 60 days	114,127	142,750	116,478	144,137
Past-due – 61 to 90 days	48,938	67,233	50,098	67,829
Past-due – 91 to 120 days	34,086	51,957	34,963	52,493
Past-due – more than 120 days	470,143	526,530	474,056	564,482

Total	3,245,884	2,958,160	3,264,137	3,005,659

The Company has balances receivable and payable under negotiation with Embratel – Empresa Brasileira de Telecomunicações S.A. (long-distance operator). Amounts receivable and payable are recorded based on estimates prepared by the Company; significant changes to such amounts are not expected. Amounts receivable under discussion with Embratel are shown as current in the table above, amounting to R$68,258 as of December 31, 2004 and 2003.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

6. Deferred and recoverable taxes

	Company		Consolidated
	2004	2003	2004	2003
Withholding taxes	46,070	105,836	46,980	106,906
Prepaid income tax	220,924	144,840	221,407	148,496
Prepaid social contribution tax	85,586	84,915	85,603	85,401

Deferred income tax assets	619,279	896,927	654,103	929,777

Tax loss carryforwards – Income Tax	—	106,755	21,136	115,379
Tax loss carryforwards – Social Contribution	—	38,360	7,610	41,465
Merged tax credit	—	219,680	—	219,680
Reserve for contingencies	276,602	230,407	276,662	230,449
Pension and other postretirement benefits	15,182	28,014	15,211	28,015
Income Tax on other temporary differences	240,805	200,987	245,209	216,485
Social Contribution on other temporary differences	86,690	72,724	88,275	78,304

State VAT - ICMS (a)	251,054	299,729	253,360	300,323
Others	193	171	748	563

Total	1,223,106	1,532,418	1,262,201	1,571,466

Current	897,546	1,103,085	907,819	1,130,367
Noncurrent	325,560	429,333	354,382	441,099

(a) State VAT (ICMS)

Refers to credits on the acquisition of property, plant and equipment items which are available to offset State VAT (ICMS) taxes payable generated from service revenues. The utilization of these credits, however, is limited to 1/48th of the credit amount per month.

Deferred Income Tax and Social Contribution

Considering the existence of taxable income for the latest five fiscal years and the expected generation of future taxable income discounted to present value based on a technical feasibility studies, as provided for in CVM Instruction Nº.371/2002, the Company estimates the realization of the deferred tax credits as of December 31, 2004 as follows:

Ano	Company	Consolidated
2005	228,799	234,877
2006	126,218	127,458
2007	87,225	93,260
2008	63,653	71,665
From 2009	113,384	126,843

Total	619,279	654,103

The recoverable amounts above are based on projections that may be changed in the future.

Merged tax credit

The corporate restructuring in 1999 was carried out so as to avoid that the amortization of the merged goodwill would adversely affect the Company’s future results and the payment of dividends to its shareholders, and to ensure the realization of the tax credit used to increase capital. The merged goodwill amortization ended in October 31, 2004.

The accounting records maintained for the Company’s corporate and tax purposes include specific accounts related to merged goodwill and the related reserve, as well as the corresponding amortization, reversal of reserve and tax credit. The balances are as follows:

	Telesp/Consolidated
	2004	2003
Goodwill	—	665,698
Reserve	—	(446,018)

Net Amount	—	219,680

Goodwill Amortization	(665,698)	(798,838)
Reserve Reversal	446,018	535,221
Tax Credit	226,337	271,605

Income Effect	6,657	7,988

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

For purposes of calculation of the tax credit arising from the merger, the tax rates applied were 25% for income tax and 8% for social contribution tax, in accordance with the tax legislation in force on the merger date. Due to the change introduced by Law No. 10.637/02, effective in 2003, the social contribution tax rate is 9%.

Due to this change, as shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, in 2004 and 2003, resulted in an increase in net income and, consequently, in the calculation basis for mandatory minimum dividends.

In 2003, for a better presentation of the Company’s financial position and results of operations, the net amount of R$219,680 which, in essence, represents the merged tax credit, was recorded in the balance sheet in current assets, under recoverable deferred taxes. Amortization of goodwill and reversal of the reserve are included as operating income and expense, and the corresponding tax credit is included as income tax and social contribution provision, both in the statements of income.

Realization of tax credit

On November 25, 1999, SP Telecomunicações Holding S.A. (currently SP Telecomunicações Holding Ltda.) assumed the commitment to reimburse the Company in case the tax benefit derived from the goodwill amortization is not fully used within the 60-month period set forth for the use of the benefit. The assumed commitment was limited to the refund of the estimated tax benefit amount not used. At the end of the estimated 60-month period, no amount was refunded by SP Telecomunicações Holding Ltda., since it was fully used.

7. Other recoverable assets

	Company		Consolidated
	2004	2003	2004	2003
Advance to employees	5,710	2,468	6,085	2,554
Advance to suppliers	29,344	40,618	29,881	41,058
Others advances	342	25,337	342	25,337
Other recoverable assets	55,816	2,071	56,522	2,567

Total	91,212	70,494	92,830	71,516

8. Inventories

	Company		Consolidated
	2004	2003	2004	2003
Consumable stock	104,550	132,513	104,599	132,580
Resale items	129,995	156,610	140,850	168,823
Public telephone prepaid cards	8,510	6,959	8,510	6,959
Scraps	641	442	641	442
Allowance for reduction to market value and obsolescence	(152,234)	(172,678)	(161,598)	(183,370)

Total	91,462	123,846	93,002	125,434

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

9. Other assets

	Company		Consolidated
	2004	2003	2004	2003
Prepaid Expenses	56,163	57,044	52,587	53,351
Receivables from Barramar S.A. (a)	—	—	76,503	88,588
Receivables from related parties	115,921	152,403	86,225	150,135
Onlending of financing in foreign currency	4,184	4,641	4,184	4,641
Tax incentive investments, net of allowance	411	411	411	411
Amounts linked to National Treasury securities	8,284	7,671	8,284	7,671
Receivables from sale of properties/scraps	16,234	22,060	16,234	22,060
Other assets	6,931	21,223	6,053	18,613

Total	208,128	265,453	250,481	345,470

Current	164,003	152,765	133,637	147,942
Noncurrent	44,125	112,688	116,844	197,528

(a)	In 2003, refer to receivables from Barramar S.A., recorded by Companhia AIX de Participações, net of allowance losses to cover probable losses on realization of receivables. In 2004, after a reevaluation of the credit, the allowance for losses recorded before was completely reversed. (see Note 11)

10. Escrow Deposits

	Company		Consolidated
	2004	2003	2004	2003
Civil litigation	36,509	31,812	36,546	31,837
Tax litigation	225,651	201,797	226,008	202,349
Labor claims	71,247	46,617	71,339	46,667

Total noncurrent	333,407	280,226	333,893	280,853

11. Investments

	Company		Consolidated
	2004	2003	2004	2003
Investments carried under the equity method	415,957	262,270	119,820	—

Aliança Atlântica Holding B.V.	75,704	74,290	—	—
Assist Telefônica S.A.	166,195	122,865	—	—
Companhia AIX de Participações	71,683	131,385	—	—
Negative goodwill on acquisition of shares – Companhia Aix de Participações	(17,470)	(17,470)	—	—
Allowance for Losses – Companhia AIX de Participações (i)	—	(48,800)	—	—
Companhia ACT de Participações	25	—	—	—
Goodwill on acquisition – Santo Genovese Participações Ltda.	119,820	—	119,820	—

Investments carried at cost	93,788	93,786	164,754	165,363

Portugal Telecom	75,362	75,362	146,329	146,939
Other Companies	29,149	29,149	29,148	29,149
Other investments	3,360	3,360	3,360	3,360
Tax incentive investments	15,164	15,164	15,164	15,164
Allowance for losses	(29,247)	(29,249)	(29,247)	(29,249)

Total	509,745	356,056	284,574	165,363

(*)	In 2003, for consolidation purposes, the allowance for investment losses is offset against receivables from Barramar S.A. recorded under other assets. In 2004, after a revaluation of the achievable credits related to Barramar S.A., the Companhia AIX de Participações registered allowance for losses on these credits, and the Company reversed the allowance previously registered in its financial statements in “Other operacional revenues” (Note 9).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The negative goodwill on the acquisition of shares of Companhia Aix de Participações recorded by the Company was allocated to Deferred Income in the consolidated balance sheet, according to Art.26 of CVM Instruction nº 247/96.

The principal financial information on the subsidiaries/affiliates, as of December 31, 2004 and 2003, is as follows:

	2004					2003
	Aliança Atlântica	Assist Telefônica	Companhia AIX	Companhia ACT	Santo Genovese (a)	Aliança Atlântica	Assist Telefônica	Companhia AIX
Paid-up Capital	144,779	254,000	460,929	1	51,850	146,023	184,000	460,929
Capital Reserve	—	—	—	—	450	—	—	—
Retained Earnings (accumulated deficit)	6,630	(87,805)	(317,563)	50	(56,245)	2,556	(61,135)	(198,159)

Shareholders’ Equity	151,409	166,195	143,366	51	(3,945)	148,579	122,865	262,770

Shares (million)
Number of subscribed and paid-up shares	88	367,977	298,562	1,000	51,850	88	212,421	298,562
Number of common shares owned	44	367,977	149,281	500	51,850	44	212,421	149,281
Ownership	50%	100%	50%	50%	100%	50%	100%	50%

(a)	Balance Sheet as of November 30, 2004. The Company recorded a provision for unsecured liability balance, in the amount of R$3,945, in “Other Liabilities”.

	2004					2003
	Aliança Atlântica	Assist Telefônica	Companhia AIX	Companhia ACT	Santo Genovese	Aliança Atlântica	Assist Telefônica	Companhia AIX
Net Income (Loss)	3,752	(26,670)	(119,403)	50	—	2,556	(39,543)	(144,902)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Results of the equity method pick-up for the Company are as follows:

	2004	2003
Aliança Atlântica	1.415	266
Assist Telefônica	(26.670)	(39.543)
Companhia AIX de Participações	(59.702)	(23.924)
Companhia ACT de Participações	25	—

	(84.932)	(63.201)

•	Investment acquisition - Santo Genovese Participações Ltda.

On December 24, 2004 the Company acquired control of Santo Genovese Participações Ltda., which controls the capital stock of Atrium Telecomunicações Ltda. Atrium’s activity is based on telecommunication services management. Santo Genovese Participações Ltda is a holding which holds 99,99% of the capital stock of Atrium. The acquisition cost was R$113.440 and the Company has paid R$92,688, the remaining balance shall be paid upon final approval from regulatory authorities. (see Note 19).

Such operation will apply the extension of the national market supply for services with a bigger aggregate value, through telecommunication services management.

The Goodwill, based on the Atrium’s future profitability, is calculated as follows:

Amounts
Acquisition Cost	113,440
Other costs	2,435
( - ) Equity	(3,945)

Goodwill	119,820

12. Property, plant and equipment, net

	Company
			2004			2003
	Annual deprec. rates %		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service			37,962,793	(25,004,091)	12,958,702	37,002,934	(22,656,569)	14,346,365

Switching and transmission equipment	12.50		15,589,724	(11,434,121)	4,155,603	15,298,905	(10,396,203)	4,902,702
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00		11,299,344	(7,786,228)	3,513,116	11,129,437	(7,175,980)	3,953,457
Transmission equipment - modems	20.00		540,040	(375,265)	164,775	493,952	(324,983)	168,969
Underground and marine cables, poles and towers	5.00 6.67	a	387,765	(199,272)	188,493	387,234	(183,997)	203,237
Subscriber, public and booth equipment	12.50		1,804,641	(994,303)	810,338	1,654,744	(809,103)	845,641
IT equipment	20.00		466,266	(386,296)	79,970	439,871	(343,094)	96,777
Buildings and underground cables	4.00		6,313,571	(3,178,563)	3,135,008	6,232,290	(2,960,291)	3,271,999
Vehicles	20.00		49,465	(36,623)	12,842	55,033	(44,996)	10,037
Land	—		257,530	—	257,530	257,170	—	257,170
Other	10.00 20.00	a	1,254,447	(613,420)	641,027	1,054,298	(417,922)	636,376
Construction in progress	—		302,761	—	302,761	295,664	—	295,664

Total			38,265,554	(25,004,091)	13,261,463	37,298,598	(22,656,569)	14,642,029

Average depreciation rates - %			10.49			10.52

Assets fully depreciated			12,223,036			10,455,765

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	Consolidated
			2004			2003
	Annual deprec. rates %		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service			38,106,747	(25,047,625)	13,059,122	37,089,874	(22,667,697)	14.422.177

Switching and transmission equipment	12.50		15,589,724	(11,434,120)	4,155,604	15,298,905	(10,396,203)	4.902.702
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00		11,329,039	(7,795,144)	3,533,895	11,131,612	(7,176,540)	3.955.072
Transmission equipment - modems	20.00		540,040	(375,265)	164,775	493,952	(324,983)	168.969
Underground and marine cables, poles and towers	5.00 6.67	a	400,797	(199,737)	201,060	387,234	(183,997)	203.237
Subscriber, public and booth equipment	12.50		1,804,647	(994,305)	810,342	1,654,750	(809,105)	845.645
IT equipment	20.00		469,549	(388,256)	81,293	440,971	(343,739)	97.232
Buildings and underground cables	4.00		6,313,622	(3,178,578)	3,135,044	6,232,341	(2,960,301)	3.272.040
Vehicles	20.00		49,731	(36,716)	13,015	55,286	(45,033)	10.253
Land	—		257,530	—	257,530	257,170	—	257.170
Other	10.00 20.00	a	1,352,068	(645,504)	706,564	1,137,653	(427,796)	709.857
Construction in progress	—		310,269	—	310,269	313,317	—	313.317

Total			38,417,016	(25,047,625)	13,369,391	37,403,191	(22,667,697)	14.735.494

Average depreciation rates - %			10.57			10.52

Assets fully depreciated			12.223.036			10,455,765

Reversible assets

The Concession Agreement establishes that every asset held by the Company in relation to the services described in the Concession Agreement should be considered reversible and comprised the assets of the respective concession. These assets will be automatically reverted to ANATEL upon expiration of the Concession Agreement. As of December 31, 2004, the net book value of such reversible assets is estimated at R$10,295,779 (R$11,850,521 in 2003), comprised of switching and transmission equipment, terminals for public use, external network equipment, energy equipment and system and operation support equipment.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

13. Deferred charges

Deferred charges as of December 31, 2004 and 2003 are as follows:

	2004	2003	2004	2003
Preoperating expenses	26,034	37,192	32,527	44,596

Cost	55,788	55,788	65,279	65,240
Accumulated amortization	(29,754)	(18,596)	(32,752)	(20,644)

Merged goodwill – Ceterp S.A.	29,298	61,341	29,298	61,341

Cost	187,951	187,951	187,951	187,951
Accumulated amortization	(158,653)	(126,610)	(158,653)	(126,610)

Goodwill on the acquisition of the IP network	58,049	65,305	58,049	65,305

Cost	72,561	72,561	72,561	72,561
Accumulated amortization	(14,512)	(7,256)	(14,512)	(7,256)

Other	—	—	10,944	10,075

Cost	—	—	14,243	12,059
Accumulated amortization	—	—	(3,299)	(1,984)

Total	113,381	163,838	130,818	181,317

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services; amortization began in May 2002, over a period of 60 months.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s subsequent merger on November 30, 2000. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months.

The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A. The portion assigned as goodwill and recorded in deferred charges corresponds to the customer portfolio of the business. According to an appraisal report, the economic basis of the goodwill is the expected future profitability and is amortized over 120 months.

14. Loans and financing

Consolidated				Balance as of Dec 2004
	Currency	Annual Interest Rate %	Maturity	Short Term	Long Term	Total
Mediocrédito	US$	1.75%	2014	8,528	67,862	76,390
CIDA	CAN$	3.00%	2005	1,565	—	1,565
Loans in local currency (a)	R$	6% + 3.75% spread and CDI + 0.40% per month	through 2006	3,599	2,119	5,718
Loans in foreign currency (a)			through 2009	494,279	656,332	1,150,611
Debentures	R$	103.50% of the CDI rate	through 2007	21,959	1,500,000	1,521,959

Total				529,930	2,226,313	2,756,243

Consolidated				Balance as of Dec 2003
	Currency	Annual Interest Rate %	Maturity	Short Term	Long Term	Total
Mediocrédito	US$	1.75%	2014	9,345	82,555	91,900
CIDA	CAN$	3.00%	2005	1,120	475	1,595
Comtel	US$	10.75%	2004	923,434	—	923,434
Loan Agreements (b)	R$	CDI + 2.75%	indetermined	—	15,540	15,540
Loans in local currency (c)	R$	CDI + 2.75% and CDI + 2.80%	2004	15,814	—	15,814
Loans in foreign currency			Through 2009	1,032,349	896,517	1,928,866

Total				1.982.062	995.087	2.977.149

CDI = Interbank	Certificates of Deposit Rate

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

(a)	Refers to loans in foreign and local currency, including loans from certain financial institutions for Santo Genovese’s working capital (Atrium).
(b)	Refers to loans between Companhia Aix de Participações and Telemar Norte Leste S.A. whose consolidated balance represents 50% of the total balance.
(c)	Refers to loans from financial institutions for financing of Companhia Aix de Participações’ working capital, which the Company guarantees.

The composition of other loans in foreign currency is as follows:

	Currency	Interest Rate	Principal	Interest	Consolidated Dec/2004
Resolution 2770	USD	2.00% to 6.90%	310,640	10,415	321,055
Resolution 2770	JPY	1.40%	79,736	34	79,770
Debt assumption	USD	8.62% to 27.50%	61,119	23,081	84,200
“Untied Loan” – JBIC	JPY	Libor + 1.25%	643,242	3,713	646,955
DEG – Deutsche Investitions	USD	Libor + 6%	18,432	199	18,631

			1,113,169	37,442	1,150,611

	Currency	Interest Rate	Principal	Interest	Consolidated Dec/2003
Resolution 2770	USD	2.38% to 15.45%	562,357	26,077	588,434
Resolution 4131	USD	7.80%	57,784	3,992	61,776
Resolution 4131	USD	Libor + 1.00% to Libor + 3.13%	115,568	6,201	121,769
Import Financing	USD	7.11% to 9.17%	19,618	2,954	22,572
Import Financing	USD	Libor + 0.25% to Libor + 3.00%	62,598	2,338	64,936
Debt Assumption	USD	8.45% to 27.50%	206,506	54,360	260,866
“Untied Loan” – JBIC	JPY	Libor + 1.25%	803,827	4,686	808,513

			1,828,258	100,608	1,928,866

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Long-term debt as of December 31, 2004 is scheduled to be repaid as follows:

Maturity	Total
2006	262,057
2007	1,655,065
2008	136,632
2009	136,632
Thereafter	35,927

2,226,313

Debentures

On September 03, 2004, the Company started a Securities Distribution Program (“Program”) and the effectiveness of the first Debentures Issue for Telesp (“Offer”). The Company filed a registration statement with the Brazilian Securities Commission, pursuant to which it may offer from time-to-time over a two-year period, non-convertible and unsecured simple debentures and/or promissory notes up to an aggregate value of R$3.0 billion.

The offer consisted of the issue of 150,000 nonconvertible unsecured simple debentures, with par value of R$10, each, in the total amount of R$1,500,000 maturing on September 1, 2010. The Debentures bear interest with quarterly payments based on 103.5% of the CDI daily rate. The Debentures include an adjustment provision on September 1, 2007. Given the presence of the adjustment provision, to be conservative, the Company has recorded its obligation to pay the principal on the Debentures in fiscal year 2007, date of the adjustment provision.

15. Taxes Payable

	Company		Consolidated
	2004	2003	2004	2003
Taxes on Income
Income Tax Payable	330,756	62,680	330,886	62,680
Social Contribution Payable	120,685	23,409	120,738	23,409

Deferred Taxes Payable
Income Tax	20,875	24,799	20,875	24,820
Social Contribution	7,513	8,927	7,513	8,933

Indirect taxes
Value-added taxes (State taxes)	612,047	551,870	616,786	552,418
Taxes other than Income (PIS/COFINS)	72,910	53,935	76,277	55,907
Others	16,941	14,988	18,666	15,771

Total	1,181,727	740,608	1,191,741	743,938

Short-Term	1,155,720	709,262	1,165,734	712,565
Long-Term	26,007	31,346	26,007	31,373

16. Payroll and related charges

	Company		Consolidated
	2004	2003	2004	2003
Wages, salaries and other compensation	16,247	17,738	16,836	17,929
Payroll charges	58,681	54,813	61,605	55,495
Accrued benefits	4,853	4,581	5,277	4,606
Employee profit sharing	58,847	73,620	59,594	74,071

Total	138,628	150,752	143,312	152,101

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

17. Dividends and interest on shareholders’ equity

	Company/Consolidated
	2004	2003
Interest on shareholders’ equity	200,300	1,087,709

Telefónica Internacional S,A,	—	624,534
SP Telecomunicações Holding Ltda,	—	194,347
Minority shareholders	200,300	268,828

Dividends	305,816	188,954

Minority shareholders	305,816	188,954

Total	506,116	1,276,663

The interest on capital and dividends payable to minority shareholders refer to declared amounts, made available to such shareholders, who have not yet requested payment to the Company.

18. Reserve for Contingencies

The Company, as an entity and also as the successor to the companies merged, and its subsidiaries are involved in labor, tax and civil proceedings filed with different courts. Company management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable and prudently to certain cases which outcome is deemed possible, as follows:

	Nature
Consolidated	Labor	Tax	Civil	Total
Balance as of Dec 31, 2003	179,208	484,517	62,157	725,882

Additions	101,861	26,081	48,401	176,343
Payments/Reversal	(39,212)	(3,448)	(73,764)	(116,424)
Monetary Variation	29,982	32,444	5,002	67,428

Balance as of Dec 31, 2004	271,839	539,594	41,796	853,229

Current	31,112	16,673	5,062	52,847
Noncurrent	240,727	522,921	36,734	800,382

18.1 Labor contingencies

The Company has various labor contingencies, of which R$271,839 was reserved to cover probable losses. The amounts involved and respective degree of risk is as follows:

	Amount Involved
Risk	Telesp	Assist	Total
Remote	1,692,323	3,803	1,696,126
Possible	87,705	—	87,705
Probable	271,690	149	271,839

Total	2,051,718	3,952	2,055,670

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

These contingencies involve a number of lawsuits, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

18.2 Tax Contingencies

	Amount Involved
Risk	Telesp	Assist	Total
Remote	798,130	—	798,130
Possible	1,140,487	11,522	1,152,009
Probable	539,594	—	539,594

Total	2,478,211	11,522	2,489,733

Based on the assessment of the Company’s legal advises and management, a reserve amounting to R$539,594 was recorded as of December 31, 2004. The principal tax contingencies for which the risks are considered remote, possible and probable are as follows:

•	Claims by the National Institute of Social Security (INSS), amounting to R$772,420, referring to:

a.	Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) and joint liability of the Company for payment of social security contributions alledgedly not made by contractors, considered of possible risk, in the amount of R$270,476. Based on a partially unfavorable court decision, management decided to provide for R$94,505 relating to the portion of the total amount for which the likelihood of loss is probable.

b.	Discussion relating to certain amounts paid under the Company collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão, in the aggregate amount of R$125,483 for which an unfavourable outcome is considered possible. Based on jurisprudence and a court decision for a similar proceeding involving one of the Company affiliates, management decided to provide for R$86,723 for eventual losses.

c.	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) for the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately R$44,543. These lawsuits are in the 1st lower court and at the last administrative level, respectively. No provision was made for the balance, for which the likelihood of loss is deemed possible.

d.	Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$169,936 million, for which the risk is considered possible. This process is at the 2nd administrative level. No provision was made for this lawsuit considering its risk.

e.	Legal proceedings imposed fines around R$161,982 for distribution of dividends when the Company was alledgedly in debt to INSS. No provision was made for the balance, for which the likelihood of loss is deemed possible. This process is at the 1st administrative level.

•	Claims by the Finance Secretary of the State of São Paulo, totaling R$694,439, referring to:

f.	Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) allegedly due on international long-distance calls amounting to approximately R$154,846 for the period from November to December 1996 and from January 1997 to March 1998, considered as a possible risk, and to R$166,413 for the period from April 1998 to December 1999, considered as a remote risk. The first claim is at the 1st administrative level and the second claim is at the 2nd level. No provision was recorded based on the risk classification of these matters.

g.	Assessment on February 29, 2000 demanding payment of the ICMS allegedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$262,454, considered as a remote risk. The claim is at the 1st administrative level. No provision was recorded based on the risk classification of this matter.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

h.	Assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment penalty, amounting to R$5,278, considered as a possible risk. The claim is in the 1st lower court level. No provision was recorded based on the risk classification of this matter.

i.	Infraction notice related to the use of credits in the period from January to April 2002, in the amount of R$27,856, for which the risk is considered remote. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

j.	Infraction notice related to the use of ICMS credits on acquisition of consumable materials, in the amount of R$10,203, for which the risk is considered possible. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

k.	Infraction notice related to the non-reversal of ICMS credits in proportion to sales and exempt and non-taxed services in the period from January 1999 to June 2000, in addition to an ICMS credit unduly used in March 1999. The total amount involved is R$55,887. The risk is considered possible by legal counsel. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

l.	Notifications around R$7,575 regarding the defunct Ceterp’s fiscal benefit loss, through State Order nº 48.237/03, due to underpayment owing to an incorrect calculation of the debt amount, considered as possible risk. Considering its risk level, no provision was made.

m.	Fiscal executions demanding about R$3,927 concerning ICMS differences related to the period from May 1999 to June 2003. The Company is preparing documents to prove that values have effectively been paid. The proceeding is at the 1st lower court level and it is considered as possible risk. No provision was recorded based on the risk classification of this matter.

•	Litigation at the Federal and Municipal levels in the amount of R$603,481:

n.	The Company filed a lawsuit challenging the expansion of the COFINS and PIS (taxes on revenue) (COFINS until February 2004 tax basis and PIS until November 2002 tax basis), requiring the inclusion of financial and securitization income and exchange gains, instead of only on operating revenues. Despite the injunction obtained suspending the change in the calculation method and the risk be assessed as possible, the Company recognized a provision of R$233,783, in case the final court decision is unfavorable to the Company.

o.	FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$15,472, considered as a possible loss. The claim is at the 2nd court level. No provision was recorded based on the risk classification of this matter.

p.	Litigation contesting the incidence of taxation for corporate income tax, social contribution tax, PASEP and COFINS on telecommunication services of Ceterp, merged in November 2000, based on paragraph 3 of article 155 of the Federal Constitution, according to which, with the exception of State VAT and taxes on exports and imports, no other taxation applies to services. The Company considers this case as a probable loss, and has reserved the amount of R$69,824. The claim is in the 2nd court.

q.	Lawsuit filed to obtain a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, that would require the Company to pay the Economic Domain Intervention Contribution Tax (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of the referred tax is clear. The lawsuit also requests approval to offset, against other taxes payable, the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. Despite the risk is considered to be possible, the Company recognized a reserve for the unpaid amounts, in the amount of R$11,078. The claim is at the 1st low court.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

r.	Fiscal executions demanding differences regarding income tax, declared on DCTF’s (Federal Tax Contribution Declaration) in 1999, around R$259,030 and R$4,758, considered, respectively, as remote and possible risk. It is at the 1st administrative level and no provision was recorded, considering its risk level.

s.	At the municipal level, the Company has contingencies related to real estate tax (IPTU) in the amount of R$908, which have all been accrued due to the existence of favorable and unfavorable decisions in relation to the Company’s position.

t.	The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$8,628. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible. The claim is at the first administrative level.

There are other contingencies that have also been accrued, for which the involved amount is R$42,773; the risk is considered probable by management.

18.3 Civil Contingencies

	Amount Involved
Risk	Telesp	Assist	Total
Remote	920,460	1,653	922,113
Possible	907,363	114	907,477
Probable	41,766	30	41,796

Total	1,869,589	1,797	1,871,386

Most of these contingencies are considered as possible and remote, which involve different proceedings, including: telephone line with no recognized ownership, material and personal damages indemnity, and so forth, of which involved amount is approximately R$341,000. Moreover, the Company is involved in public class action lawsuits related to the Community Telephony Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$565,521. The risks involved are considered possible by legal counsel. The claims are in the 1st and 2nd judicial instances.

19 Other Liabilities

	Company		Consolidated
	2004	2003	2004	2003
Consignments on behalf of third parties	177,690	212,247	168,637	212,614

Collateral and deposits	6,296	6,521	6,296	6,521
Amounts collected from users	101,833	104,770	92,117	104,770
Retentions	67,987	98,904	68,651	99,272
Other consignments	1,574	2,052	1,573	2,051

Accrual for post-retirement benefit plans (Note 30)	44,651	82,394	44,738	82,396
Intercompany payables	95,622	77,148	87,192	77,500
Advances from customers	55,403	46,575	55,403	46,575
Amounts to be refunded to subscribers	39,294	53,746	37,904	57,254
Accounts payable – Santo Genovese’s acquisition Ltda. (Atrium) (i)	20,772	—	20,772	—
Subsidiaries shareholders’ equity deficiency (accounted for under the equity method) - Santo Genovese’s acquisition Ltda.	3,945	—	—	—
Other debtors	28,281	21,899	38,065	33,926
Advance revenues	—	—	—	2,550

Total	465,658	494,009	452,711	512,815

Short Term	350,624	335,407	335,168	339,054
Long term	115,034	158,602	117,543	173,761

(i)	At the Santo Genovese Participações Ltda (Atrium Telecomunicações Ltda.) acquisition, according to the sales contract, the Company has R$20,772 to be paid; R$15,000 on 03/24/2005 and R$5,772 on 12/24/2005. The amount withheld will be paid in case of nonoccurrence of impediments by regulatory and governmental authorities.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20 Shareholders’ equity

a. Share capital

The Company’s paid-in capital at December 31, 2004 and 2003 is R$5,978,074. Capital subscribed and paid-up at the balance sheet date was represented by the following shares, without par value:

Common shares	165.320.206.602
Preferred shares	328.272.072.739

Total	493.592.279.341

Book value per thousand shares outstanding (R$) Common and preferred shares	23.09

The preferred shares are non-voting except under limited circumstances but have priority in the capital redemption and are entitled to receive cash dividends 10% higher than those attributed to common shares, according to the Art.7º of the Company’s Bylaws and clause I, Article 17, of Law No. 6,404/76, amended by Law No. 10,303/01.

b. Capital reserves

Share premium

This reserve represents the amount exceeding book value of the shares arising from issuance or capitalization on the date of issuance.

Donations and investment grants

This reserve represents amounts received as donations of property resulting from plant expansion for telecommunication services.

Tax incentive reserves

These reserves are represented by tax incentive investments.

c. Income reserves

Legal reserve

Brazilian corporations are required to appropriate 5% of annual net income to a legal reserve until that reserve equals 20% of paid-up share capital. This reserve can be used only to increase share capital or offset accumulated losses.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

d. Retained earnings

Net income for 2004 was fully allocated to income reserves, dividends and interest on shareholders’ equity. As a result of this allocation, part of retained earnings from prior years, in the amount of R$1,026,199, has been used to distribute dividends and interest on shareholders’ equity.

Under Brazilian Corporate Law nº 10.303/01, net income for the year shall be fully allocated under the situations prescribed in Law 6.404/76. The balance of retained earnings as of December 31, 2004 was determined prior to the amendment to the referred law.

e. Dividends

Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent earnings are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income, since the amount is available.

For 2004 and 2003, dividends and interest on shareholders’ equity were calculated in accordance to the Company’s By-laws and consonant to the Law 6.404/76, as follows:

	2004	2003
Statutory minimum dividends based on adjusted net income:
Net income	2,181,149	1,588,002
Allocation to legal reserve	(109,058)	(79,400)

Adjusted net income	2,072,091	1,508,602

Statutory minimum dividends of 25%	518,023	377,151

Interest on shareholders’ equity, net of income tax on minimum dividends	755,310	935,000
Additional dividends declared	2,209,690	2,700,000

Total dividends paid and declared	2,965,000	3,635,000

	2004		2003
Amounts per thousand shares - R$	Gross	Net	Gross	Net
Interest on shareholders’ equity
Common shares	1.688007	1,434806	2.089588	1.776150
Preferred shares	1.856808	1.578286	2.298547	1.953765

	2004
Amounts per thousand shares - R$	Common	Preferred
Interest on shareholders’ equity - net of income tax	1.434806	1.578286
Interim dividends declared in April 2004	1.165553	1.282108
Interim dividends declared in October 2004	3.032030	3.335233

	5.632389	6.195627

	2003
Amounts per thousand shares - R$	Common	Preferred
Interest on shareholders’ equity - net of income tax	1.776150	1.953765
Interim dividends declared in April 2003	1.703964	1.874360
Interim dividends declared in October 2003	3.425025	3.767527

	6.905139	7.595652

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	2004	2003
Number of outstanding shares - in thousands (at December 31)	493,592,279	493,592,279

Common shares	165,320,206	165,320,206
Preferred shares	328,272,073	328,272,073

f. Interest on shareholders’ equity

As proposed by management, in December 2004 and 2003, interest on shareholders’ equity fully attributed to mandatory minimum dividends was credited, pursuant to Article 9 of Law No. 9249/95, net of withholding income tax.

The proposed interest on shareholders’ equity was determined as follows:

	2004	2003
Interest on shareholders’ equity	888,600	1,100,000

Common shares	279,062	345,451
Preferred shares	609,538	754,549
Withholding tax	(133,290)	(165,000)

Interest on shareholders’ equity included in dividends	755,310	935,000

Tax-exempt shareholders will receive interest on shareholders’ equity in full, not subject to withholding tax.

Dividends and interest on shareholders’ equity credited in 2004 and 2003 are higher than the mandatory minimum dividend established by the Company’s bylaws and Article 202 of Law No. 6,404/76. Additional dividends of 10% more than common shares are credited to preferred shareholders, as prescribed by Article 17 of Law No. 6,404/76, amended by Law No. 10,303/01.

g. Payment of dividends and interest on capital

On April 7, 2004, the Board of Directors approved the distribution of interim dividends in the amount of R$613,570 based on retained earnings as of December 31, 2003 and Interest on Shareholders’ Equity in the amount of R$295,800 (R$251,430 net of income tax), to shareholders included in the records on that date, which were paid beginning April 23, 2004. Additionally, on March 25, 2004, the Annual Shareholders’ Meeting approved the payment of interest on shareholders’ equity, which started being paid on April 23, 2004, in the amount of R$1,100,000 (R$935,000 net of income tax), to shareholders at record as of December 29, 2003.

On October 5, 2004, the Board of Directors approved the payment of interim dividends based on the financial statements as of June 30, 2004, in the amount of R$1,596,120, and interest on shareholders’ equity in the amount of R$592,800 (R$503,880 net of income tax), which started being paid on October 29, 2004 to shareholders at recorded as of October 5, 2004.

h. Unclaimed dividends

Dividends and interest on shareholders’ equity unclaimed by shareholders within three years from declaration are reversed to retained earnings, in conformity with Law No. 6404, Article 287, II, item a, of December 15, 1976.

21 Net operating revenue

	Company		Consolidated
	2004	2003	2004	2003
Monthly subscription charges (i)	4,963,714	4,455,887	4,970,433	4,455,653
Installation	67,851	104,301	67,851	104,301
Local service	3,057,231	3,017,552	3,057,231	3,017,552

Domestic long distance	3,066,738	2,459,954	3,066,738	2,459,954

Intraregional	2,334,464	1,821,252	2,334,464	1,821,252
Interregional	732,274	638,702	732,274	638,702

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	Company		Consolidated
	2004	2003	2004	2003
International long distance	112,620	100,901	112,620	100,901
Network services	4,024,842	3,557,789	4,024,842	3,557,789
Use of network	1,103,649	1,096,553	1,103,649	1,096,553
Public telephones	381,403	246,861	381,403	246,861
Business communication	996,568	591,874	996,568	591,875
Other	552,455	486,251	644,339	590,528

Gross operating revenue	18,327,071	16,117,923	18,425,674	16,221,967

Taxes on gross revenue	(4,872,406)	(4,313,553)	(4,901,797)	(4,321,402)

State VAT (ICMS)	(4,187,171)	(3,717,981)	(4,198,420)	(3,718,408)
PIS and COFINS (taxes on revenue)	(680,197)	(587,110)	(694,454)	(592,372)
Municipal Services Tax (ISS)	(5,038)	(8,462)	(8,918)	(10,606)
IPI (Federal VAT)	—	—	(5)	(16)

Discounts	(229,611)	(95,806)	(215,247)	(95,806)

Net operating revenue	13,225,054	11,708,564	13,308,630	11,804,759

(i)	On the balance in December 2003, R$213,547 was transferred from “Other” to “Monthly subscription charges” and R$6,471 to “Data transmission”.

On June 29, 2004, through Notices No. 45.011 and No. 45.012, ANATEL approved the percentage of tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective July 2, 2004, except for the former Ceterp’s Region 32, which was July 3, 2004. On July 2, 2004, the approved percentage was applied on tariff bases established by a June 2003 Federal court injunction. The average-increases are as follows:

Local services: 6.89%

Long-distance services: 3.20%

Network local services: (-10.47%)

Network long-distance service: 3.20%

On June 26, 2003, through Notices No. 37.166 and No. 37.167, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective June 30, 2003 and for the former Ceterp’s Region 33, which was July 3, 2003. The local basic plan had an average increase of 28.75%, including a productivity gain of 1%, while the maximum net tariffs for the long-distance services basic plan had an average increase of 24.84%, including a productivity gain of 4%, as established in the concession contract. The net charges for other STFC services and products were increased by 30.05% on average. However, a preliminary court order annulled ANATEL’s resolutions and stipulated the IPC-A (Extended Consumer Price Index), of approximately 17%, in lieu of the IGP-DI (General Price Index—Internal Availability) for the calculation set forth in clauses 11.1 and 11.2 of the public telephone service concession contracts.

Per the court order, in recovery of IGP-DI as an index, the approved percentages, according to the published notices by ANATEL, were applied on tariff bases approved on June 2003, without retroactivity, divided in two parcels, the first of which one was effective September 1, 2004. On September 1, 2004, the percentages of tariff adjustments were applied as follows:

Pulse: on average 3.22%

Long-distance service: on average 5.22%

Business subscription charges: on average 7.75%

Residential subscription charges: on average 3.14%

Installation fees: on average 14.14%

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The second parcel was applied from November 1, 2004 and the percentages of tariff adjustment are:

Pulse: on average 3.13%

Long-distance service: on average 4.97%

Business subscription charges: on average 7,20%

Residential subscription charges: on average 3.05%

Installation fees: on 12.40%.

On July 6, 2003, wireless operators implemented the Carriers Selection Code (CSP) on interregional (VP2 and VP3) and international long distance calls, according to SMP (Personal Mobile Service) rules. The Company began recognizing revenues from these services and paying, in turn, wireless operators for the use of their networks.

22 Cost of goods and services

	Company		Consolidated
	2004	2003	2004	2003
Depreciation and amortization	(2,481,974)	(2,608,796)	(2,495,647)	(2,616,455)
Personnel	(185,603)	(254,536)	(188,186)	(255,521)
Materials	(41,062)	(41,875)	(41,347)	(42,124)
Network interconection	(3,511,690)	(2,835,853)	(3,511,690)	(2,835,853)
Outside services	(1,028,199)	(757,350)	(1,059,384)	(786,365)
Others	(200,539)	(178,626)	(199,756)	(178,181)

Total	(7,449,067)	(6,677,036)	(7,496,010)	(6,714,499)

23 Selling expense:

	Company		Consolidated
	2004	2003	2004	2003
Depreciation and amortization	(7,509)	(7,111)	(7,509)	(7,111)
Personnel	(199,011)	(152,189)	(204,014)	(155,289)
Materials	(55,620)	(47,529)	(55,725)	(47,589)
Outside services	(820,357)	(543,745)	(886,346)	(595,935)
Provision for doubtful accounts	(422,068)	(436,849)	(428,911)	(441,796)
Others	(23,902)	(38,285)	(24,140)	(38,457)

Total	(1,528,467)	(1,225,708)	(1,606,645)	(1,286,177)

24 General and administrative expense:

	Company		Consolidated
	2004	2003	2004	2003
Depreciation and amortization	(228,530)	(196,630)	(233,655)	(199,212)
Personnel	(144,419)	(251,046)	(147,568)	(252,782)
Materials	(13,391)	(11,410)	(13,487)	(11,473)
Outside services	(343,653)	(458,672)	(318,225)	(459,803)
Other	(33,229)	(39,505)	(33,867)	(40,655)

Total	(763,222)	(957,263)	(746,802)	(963,925)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

25 Financial expense, net

	Company		Consolidated
	2004	2003	2004	2003
Financial Income	459,945	1,377,428	457,895	1,387,006

Income from temporary cash investments	97,792	146,699	99,663	150,349
Gains on derivative operations	169,938	332,067	169,938	332,067
Interest	65,391	76,645	60,810	74,089
Monetary/Exchange variations	123,227	804,322	123,230	810,334
Others	3,597	17,695	4,254	20,167

Financial expenses	(1,745,698)	(3,099,833)	(1,750,703)	(3,117,202)

Interest on capital	(888,600)	(1,100,000)	(888,600)	(1,100,000)
Interest on liabilities	(295,196)	(403,534)	(299,424)	(420,634)
Losses on derivative operations	(468,800)	(1,514,273)	(468,800)	(1,514,273)
Expenses on financial transactions	(87,099)	(80,618)	(87,877)	(79,630)
Monetary/Exchange variations	(6,003)	(1,408)	(6,002)	(2,665)

Net	(1,285,753)	(1,722,405)	(1,292,808)	(1,730,196)

26 Other operating expense, net

	Company		Consolidated
	2004	2003	2004	2003
Income	492,795	442,563	444,617	442,769

Technical and administrative services	59,367	47,504	56,418	45,237
Income from supplies	29,506	30,458	29,512	31,379
Dividends	5,915	7,691	7,825	8,975
Fines on telecommunication services	102,681	91,696	102,735	91,795
Recovered expenses	95,095	31,529	95,392	31,629
Reversal of reserve for contingencies	54,213	67,508	55,492	67,572
Reversal of reserve for pension plans	37,743	62,691	37,743	62,691
Others	108,275	103,486	59,500	103,491

Expenses	(627,947)	(767,551)	(634,003)	(834,283)

Supplies, including write-offs and adjustments to realizable value	(9,607)	(42,901)	(9,626)	(57,720)
Goodwill amortization - Ceterp	(32,043)	(32,043)	(32,043)	(32,043)
Donations and sponsorships	(16,670)	(16,438)	(16,677)	(16,451)
Taxes (other than on income)	(223,293)	(224,099)	(223,196)	(224,208)
Provision for contingencies	(134,409)	(317,013)	(134,469)	(317,051)
Commissions on voice and data communication services (a)	(95,289)	(90,541)	(95,289)	(90,541)
Others	(116,636)	(44,516)	(122,703)	(96,269)

Net	(135,152)	(324,988)	(189,386)	(391,514)

(a)	Those relate primarily to commissions due to Telefônica Empresas S.A.

27 Nonoperating income (expense), net

	Company		Consolidated
	2004	2003	2004	2003
Income	48,202	127,478	48,328	127,743

Proceeds from sale of property, plant and equipment	14,556	64,682	14,556	64,798
Gain on change in equity interest – Companhia Aix de Participações	—	25,449	—	25,449
Unidentified receivables collected	28,628	32,890	28,628	32,890
Other	5,018	4,457	5,144	4,606

Expenses	(8,220)	(77,621)	(8,226)	(77,718)

Cost of property, plant and equipment and investments disposals	(8,178)	(77,246)	(8,184)	(77,343)
Others	(42)	(375)	(42)	(375)

Net	39,982	49,857	40,102	50,025

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

28 Income Tax and Social Contribution

The Company recognizes income and social contribution taxes monthly on the accrual basis and pays the taxes on an estimated basis. The taxes calculated on income as of the date of interim statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as deferred and recoverable taxes.

Reconciliation of the Effective Tax Rate

The table below is a reconciliation of the tax expense recorded and the amount calculated bored on the statutory income tax rate (25% income tax and 9% social contribution tax) for 2004 and 2003.

	Company		Consolidated
	2004	2003	2004	2003
Income before taxes	2,018,443	787,820	2,016,620	767,461

Social contribution tax
Social contribution expense	(181,660)	(70,904)	(181,496)	(69,071)
Permanent differences
Equity in subsidiaries	(7,644)	(5,688)	(42)	(92)
Nonoperating gain on investments	—	2,290	—	2,290
Expired interest on capital	(4,054)	(2,322)	(4,054)	(2,322)
Allowance for losses on investments	—	(4,392)	—	(4,392)
Difference in merged tax credit rate (Note 6)	6,657	7,988	6,657	7,988
Tax credit on tax loss carryforward not recorded by subsidiaries	—	—	(5,237)	(2,038)
Nondeductible expenses, gifts, incentives and dividends received	(1,930)	(1,148)	(3,981)	(1,150)

Social contribution expense in the statement of income	(188,631)	(74,176)	(188,153)	(68,787)

Income Tax
Income Tax Expense	(504,611)	(196,955)	(504,155)	(191,865)
Permanent differences
Equity in subsidiaries	(21,233)	(15,800)	(115)	(253)
Nonoperating gain on investments	—	6,362	—	6,362
Expired interest on capital	(11,263)	(6,450)	(11,263)	(6,450)
Allowance for losses on investments	—	(12,200)	—	(12,200)
Tax credit on tax loss carryforward not recorded by subsidiaries	—	—	(14,549)	(5,661)
Nondeductible expenses, gifts, incentives and dividends received	(5,086)	(3,350)	(10,766)	(3,356)

Others
Incentives (cultural, food and transportation)	4,930	2,751	4,930	2,751

Income tax expense in the statement of income	(537,263)	(225,642)	(535,918)	(210,672)

Total	(725,894)	(299,818)	(724,071)	(279,459)

The components of deferred tax assets and liabilities on temporary differences are shown in Notes 6 and 15, respectively.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

29 TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

The principal balances resulting from transactions with related companies are as follows:

	2004
	Atento Brasil S.A.	Grupo Brasilcel (VIVO)	Emergia Brasil Ltda.	Telefônica S.A.	Cia. Telecom. de Chile Transm. Regionales S.A.	Telefónica de Argentina S.A.
ASSETS
Current assets	15,088	268,509	914	2,778	1,479	1,901

Trade accounts receivable	2,051	256,345	42	—	1,265	1,582
Other Assets	13,037	12,164	872	2,778	214	319
Noncurrent assets	—	353	186	256	—	—

Total assets	15,088	268,862	1,100	3,034	1,479	1,901

LIABILITIES
Current liabilities	34,136	110,444	26	21	1,716	1,958

Accounts payable	34,134	110,442	—	21	1,716	1,958
Other	2	2	26	—	—	—
Long-term liabilities	—	—	3,663	—	—	—

Total liabilities	34,136	110,444	3,689	21	1,716	1,958

STATEMENT OF INCOME
Revenue	8,809	203,418	341	—	—	—

Telecommunication services	8,809	169,573	341	—	—	—
Financial income	—	—	—	—	—	—
Other operating income	—	33,845	—	—	—	—
Costs and expenses	(208,229)	(1,896,161)	(235)	—	(944)	(3,879)

Cost of services provided	(47,175)	(1,838,729)	(235)	—	(944)	(3,879)
Selling	(161,003)	(57,006)	—	—	—	—
General and administrative	(51)	(426)	—	—	—	—
Financial expenses	—	—	—	—	—	—
Other operating expenses	—	—	—	—	—	—

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	2004
	Telefónica de España S.A.	Telefônica Empresas S.A.	Terra Networks Brasil S.A.	Telefônica Gestão de Serv. Comp. do Brasil Ltda.	Telefónica Internacional S.A.	Telefónica Procesos y Tecnologia de la Inform. S.A.
ASSETS
Current assets	2,233	15,605	5,810	23,539	5,224	—

Trade accounts receivable	2,233	14,007	5,206	20	—	—
Other	—	1,598	604	23,519	5224	—
Noncurrent assets	—	8,513	422	2,444	476	—

Total assets	2,233	24,118	6,232	25,983	5,700	—

LIABILITIES
Current liabilities	3,934	5,050	21,244	7,713	35,558	11,316

Accounts payable	3,934	5,045	21,229	7,500	362	11,316
Other	—	5	15	213	35,196	—
Long-term liabilities	—	34,628	—	2,108	—	—

Total liabilities	3,934	39,678	21,244	9,821	35,558	11,316

STATEMENT OF INCOME
Revenue	—	103,946	59,699	1,248	—	—

Telecommunications services	—	92,478	59,699	821	—	—
Financial income	—	—	—	427	—	—
Other operating income	—	11,468	—	—	—	—
Costs and expenses	(4,082)	(209,308)	(89,374)	(78,563)	(24,013)	—

Cost of services provided	(4,082)	(92,782)	(47,228)	(2,992)	—	—
Selling	—	(24,577)	(41,896)	(1,527)	—	—
General and administrative	—	(4,131)	(250)	(74,044)	(24,013)	—
Financial expenses	—	—	—	—	—	—
Other operating expenses	—	(87,818)	—	—	—	—

	2004					2003
	Telefônica Public. Inform. Ltda	Telefónica Móviles	Telefônica Pesquisas e Desenv. Ltda	Others	Total	Total
ASSETS
Current assets	4,417	13,194	78	3,224	363,993	168,695

Trade accounts receivable	48	—	—	302	283,101	97,799
Other	4,369	13,194	78	2,922	80,892	70,896
Noncurrent assets	7	223	110	2,952	15,942	85,739

Total assets	4,424	13,417	188	6,176	379,935	254,434

LIABILITIES
Current liabilities	1,729	—	35,612	6,599	277,056	1,104,359

Accounts payable	56	—	35,569	6,044	239,326	262,087
Other	1,673	—	43	555	37,730	842,272
Long-term liabilities	2	13,532	95	14	54,042	59,347

Total liabilities	1,731	13,532	35,707	6,613	331,098	1,163,706

STATEMENT OF INCOME
Revenue	525	—	—	115	378,101	418,011

Telecommunications services	525	—	—	115	332,361	361,260
Financial income	—	—	—	—	427	1,069

Other operating income	—	—	—	—	45,313	55,682
Costs and expenses	(4,542)		(8,772)	(5,874)	(2,533,976)	(1,938,320)

Cost of services provided	—		(2,435)	(4,360)	(2,044,841)	(1,659,346)
Selling	(4,542)	—	(5,486)	(450)	(296,487)	(116,167)
General and administrative	—	—	(851)	(1,064)	(104,830)	(74,068)
Financial expenses	—	—	—	—	—	(1,665)

Other operating expenses	—	—	—	—	(87,818)	(87,074)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Revenue from telecommunications services comprise mainly billings to Telefônica Empresas S.A., for subscriptions, rent of infrastructure and traffic payment; to Atento Brasil S.A., for subscriptions and others; to Terra Networks Brasil S.A., for subscriptions and Speedy; to Brasilcel Group companies (VIVO), for services related to subscriptions, the use of network and others. Most of telecommunications services are subject to tariffs and conditions regulated by Anatel. For services not subject to a regulated tariff, prices equivalent to those available to third parties are applied.

Other Operating Income includes principally rented equipment for IP Network and Speedy Link, rented to Telefônica Empresas S.A. since January 2004 and network infrastructure rented to Telesp Celular S.A.

Cost of services provided and selling expenses refer mainly to services provided by Atento Brasil S.A. for callcenter services related to answering of customers calls and sale of products and services, retention and collection of past-due bills, etc., by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., related to management of assets, logistics and transportation, and by Terra Networks Brasil S.A., related to placement of ads and sales commissions. Also worth mentioning are traffic services (mobiles terminal) and commissions provided to Brasilcel Group companies (VIVO). Inputs related to telecommunications services are regulated by Anatel. Other inputs are acquired under conditions equivalent to those practiced by other companies operating in the respective sectors.

General and administrative expenses refer to management services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., in the accounting, financial, HR, IT, management of assets and logistics areas; and management fees calculated up to the limit of 0.2% of net revenue, payable to Telefónica Internacional S.A. The contracts and conditions related to management fees were negotiated at the time of the Company’s privatization auction.

Other operating expenses refer to commission on voice service and data communication services provided to Telefônica Empresas S.A.

30 Pension and other postretirement benefits

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existent. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the unified plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Supplementary Pension Plan Secretariat on January 13, 2000.

Due to the end of unification in December 1999, Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan), which covers approximately 1% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 34.6% (41.4% in 2003) of payroll of employees covered by the plan, of which 33.1% (39.9% in 2003) is allocated to costing of the PBS Telesp Plan and 1.5% to costing of the PAMA Plan.

For the other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants’ individual accounts. Telesp is responsible for the costs of all administrative expenses and plan maintenance, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of salary, based on the percentage chosen by the participant.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

In 2004, the Company made contributions to the PBS Telesp Plan in the amount of R$285 (R$244 in 2003) and the Visão Telesp Plan in the amount of R$20,657 (R$22,389 in 2003).

Assist individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 46% of its employees. Assist’s contributions to that plan totaled R$225 (R$133 in 2003).

The actuarial valuation of the plans was made at December 31, 2004 and 2003, based on the employees data at September 30, 2004 and 2003 and the projected unit credit method was adopted. Gains or losses are immediately recognized. The plans assets are based on November 30, 2004 and 2003. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The accrual for the plans as of December 31, 2004 and 2003 is as follows (see Note 19):

Plan	2004	2003
PBS / Visão Telesp / CTB	25,734	33,398
PAMA	18,917	48,996
Visão Assist	87	2

Total	44,738	82,396

a) Reconciliation between assets and liabilities

	2004
	PBS/Visão- Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist
Total actuarial liabilities	114,700	75,388	768,752	257
Fair value of assets	98,606	56,471	999,710	170

Liabilities (assets), net	16,094	18,917	(230,958)	87

Unrecorded surpluses	9,640	—	230,958	—

Recorded balance	25,734	18,917	—	87

	2003
	PBS/Visão- Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist
Total actuarial liabilities	120,699	112,414	746,492	150
Fair value of assets	87,301	63,418	891,936	148

Liabilities (assets), net	33,398	48,996	(145,444)	2

Unrecorded surpluses	—	—	145,444	—

Recorded balance	33,398	48,996	—	2

(i)	Refers to the proportional share of Telesp in the assets and liabilities of the multisponsored plans PAMA and PBS-A.
(ii)	Despite the surplus of PBS-A as of December 31, 2004 and 2003, no asset was recognized by the sponsor in view of the legal impossibility of reimbursement of such surplus, in addition to the fact that this is a noncontributory plan, which prevents a reduction of the sponsor’s contributions in the future.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

b) Expenses recognized in income

	2004
	PBS /Visão Telesp/CTB	PAMA	Visão – Assist
Service cost	2,931	77	17
Interest cost	13,006	12,395	15
Expected return on assets	(9,855)	(6,860)	(16)
Employees’ contributions	(366)	—	—
Recognition of (gains) losses for the year	(11,258)	(35,665)	90

	(5,542)	(30,053)	106

	2003
	PBS /Visão Telesp/CTB	PAMA	Visão – Assist
Service cost	2,679	99	11
Interest cost	11,505	19,220	3
Expected return on assets	(6,632)	(10,671)	(5)
Employees’ contributions	(272)	—	—
Companies’ contributions for 2002	(1,912)	(33)	(24)
Recognition of (gains) losses for the year	(20,777)	(55,897)	30

	(15,409)	(47,282)	15

c) Change in net actuarial liabilities (assets)

	PBS /Visão Telesp/CTB	PAMA	Visão – Assist
Liabilities (assets), net - December 31, 2002	48,806	96,278	(13)
Expenses for 2003	7,281	8,648	9
Companies’ contributions for 2003	(1,912)	(33)	(24)
Recognition of (gains) losses for the year	(20,777)	(55,897)	30

Liabilities (assets), net – December 31,2003	33,398	48,996	2

Expenses for 2004	5,716	5,612	16
Companies’ contributions for 2004	(2,122)	(26)	(21)
Recognition of (gains) losses for the year	(11,258)	(35,665)	90

Actuarial liabilities, net	25,734	18,917	87

d) Change in actuarial liabilities

	PBS /Visão- Telesp/CTB	PAMA	PBS-A	Visão Assist
Actuarial liability as of December 31, 2002	117,983	173,262	624,904	38
Cost of current service	2,679	99	—	12
Interest on actuarial liabilities	11,505	19,220	67,772	3
Benefits paid during the year	(8,923)	(5,220)	(58,557)	—
Actuarial (gains) losses for the year	(2,545)	(74,947)	112,373	97

Actuarial liability as of December 31, 2003	120,699	112,414	746,492	150
Cost of current service	2,932	77	—	17
Interest on actuarial liabilities	13,006	12,395	80,786	15
Benefits paid during the year	(6,283)	(4,673)	(65,346)	—
Actuarial (gains) losses for the year	(15,654)	(44,825)	6,819	75

Actuarial liability as of December 31, 2004	114,700	75,388	768,752	257

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

e) Change in plan assets

	PBS /Visão- Telesp/CTB	PAMA	PBS-A	Visão Assist
Fair value of plan assets at December 31, 2002	69,177	76,984	780,620	51
Benefits paid in the year	(8,923)	(5,220)	(58,557)	—
Sponsor’s contributions in the year	2,139	33	—	25
Return on plan assets in the year	24,908	(8,379)	169,873	72

Fair value of plan assets at December 31, 2003	87,301	63,418	891,936	148
Benefits paid in the year	(6,283)	(4,673)	(65,346)	—
Sponsor’s contributions in the year	2,440	25	—	20
Return on plan assets in the year	9,855	(2,299)	173,120	17
Gains (Losses) on Assets	5,293	—	—	(15)

Fair value of plan assets at December 31, 2004	98,606	56,471	999,710	170

f) Expenses estimated for 2005

	PBS /Visão Telesp/CTB	PAMA	Visão – Assist
Cost of current service	120	41	32
Interest cost	8,875	8,321	26
Expected return on assets	(7,718)	(8,979)	(22)
Employees’ contributions	(229)	—	—

	1,048	(617)	36

g) Actuarial assumptions

	2004
	PBS/Visão Telesp/Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	13,75% p.a.	16,40% p.a.	12,20% p.a.
Future salary increase rate	7.10% p.a.	7.10% p.a.	7.10% p.a.
Inflation	5.00% p.a.	5.00% p.a.	5.00% p.a.
Medical cost increase rate	Not applicable	8.15%p.a.	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Capacity factor – salaries	98.00%	Not applicable	Not applicable
Capacity factor – benefits	98.00%	Not applicable	Not applicable

Mortality rate	UP84 with 1 year of aggravation segregated by sex	UP84 +1	UP84 with 1 year of aggravation segregated by sex
Disability mortality rate	IAPB-57	Not applicable	Not applicable
Disability rate	Mercer Disability Table	Mercer Disability Table	Not applicable
Turnover table	0.15/(Employment time + 1) up to 50 years old - zero	Not applicable	Not applicable
Retirement age	Age at which participants are first entitled to one of the benefits	Age at which Social Security Retirement is eligible	Not applicable
Married active participants on retirement date	95.00%	Not applicable	Not applicable
Age difference between participants and spouses	Wives four years younger than husbands	Not applicable	Not applicable
Number of active participants and dependents	—	78	—
Number of participants’ beneficiaries	—	4.188	5.378
Number of PBS - Telesp Plan/CTB active participants	48	—	—
Number of PBS - Telesp Plan/ CTB retired participants	775	—	—
Number of dependent groups of retirees - PBS – Telesp/CTB	23	—	—
Number of active participants of Visão Telesp Plan (including self-sponsored)	6.836	—	—
Number of active participants of Visão Assist Plan	50	—	—

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	2003
	PBS/Visão Telesp/Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.
Expected return on plan assets	11.83% p.a.	11.30% p.a.	11.30% p.a.
Future salary increase rate	7.10% p.a.	7.10% p.a.	7.10% p.a.
Inflation	5.00% p.a.	5.00% p.a.	5.00% p.a.
Medical cost increase rate	Not applicable	8.15%p.a.	Not applicable
Increase in use of medical services for each additional year of age	Not applicable	4.00% p.a.	Not applicable
Benefit growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Capacity factor – salaries	98.00%	Not applicable	Not applicable
Capacity factor – benefits	98.00%	Not applicable	Not applicable
Mortality rate	UP84 with 1 year of aggravation segregated by sex	UP84 +1	UP84 with 1 year of aggravation segregated by sex
Disability mortality rate	IAPB-57	Not applicable	Not applicable
Disability rate	Mercer Disability Table	Mercer Disability Table	Not applicable
Turnover table	0.15/(Employment time + 1) up to 50 years old - zero	Not applicable	Not applicable
Retirement age	Age at which participants are first entitled to one of the benefits	Not applicable	Not applicable
Married active participants on retirement date	95.00%	Not applicable	Not applicable
Age difference between participants and spouses	Wives four years younger than husbands	Not applicable	Not applicable
Number of active participants and dependents	—	78	—
Number of participants’ beneficiaries	—	4.188	5.378
Number of PBS - Telesp Plan/CTB active participants	128	—	—
Number of PBS - Telesp Plan/ CTB retired participants	628	—	—
Number of dependent groups of retirees - PBS – Telesp/CTB	193	—	—
Number of active participants of Visão Telesp Plan (including self-sponsored)	7.527	—	—
Number of active participants of Visão Assist Plan	30	—	—

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

31 Insurance

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines. In this context, Telecomunicações de São Paulo S.A – Telesp complies with the Brazilian Law in full for contracting insurance coverage.

Insurance	Coverage value
Operational Risks	US$	6,743,393 thousands
Optional Civil Responsibility	R$	1,000
Anatel Guarantee Insurance	R$	30,759

32 Financial instruments

In compliance with the terms of CVM Instruction No. 235/95, the Company has made an evaluation of the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts, which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Book and market values of financial instruments as of December 31 are as follows:

	Consolidated
	2004		2003
Asset (liability)	Book Value	Market Value	Book Value	Market Value
Loans and financing	(2,756,243)	(2,783,035)	(2,977,149)	(3,006,402)
Derivatives	(235,918)	(124,457)	(359,482)	(178,393)
Cash and cash equivalents	238,577	238,577	214,932	214,932

	(2,753,584)	(2,668,915)	(3,121,699)	(2,969,863)

The Company has investments carried under both the cost and equity methods. The net assets of the Company’s subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.46% in Portugal Telecom.

The Company has a direct interest of 0.69% (0.64% in 2003) and an indirect interest of 0.23% (0.21% in 2003) in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of December 2004 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 9.10 euros (7.98 euros in December 2003):

	Consolidated
	2004		2003
	Book Value	Market Value	Book Value	Market Value
Portugal Telecom - direct interest	75,362	263,309	75,362	232,886
Portugal Telecom - indirect interest through Aliança Atlântica	70,967	87,770	71,577	77,629

	146,329	351,079	146,939	310,515

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

The principal market risk factors that affect the Company’s business are detailed below:

a. Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. As of December 31, 2004, 44.60% of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); where 98.5% was hedged by asset positions in foreign currency transactions (swaps for CDI). Gains or losses on these operations are recorded in income. In 2004, these transactions generated a net loss of R$298,862. The Company has recorded a liability of R$235,918 as of December 31, 2004 to reflect the unrealized loss.

The book value and market value of the Company’s net excess (exposure) to the exchange rate risk as of December 31, 2004 and 2003 are as follows:

	Consolidated
	2004		2003
	Historical Value	Market Value	Historical Value	Market Value
Liabilities
Loans and financing	(1,228,566)	(1,237,400)	(2,945,795)	(2,975,048)
Purchase commitments	(42,986)	(42,986)	(40,846)	(40,846)
Asset Position - Swaps	1,253,415	1,270,788	2,983,462	3,020,168

Net excess (exposure)	(18,137)	(9,598)	(3,179)	4,274

Santo Genovese was consolidated on November 30, 2004 and it did not have any derivative operation in order to reduce rates fluctuation risks. According to Telefonica’s policies, in December 2004, Santo Genovese raised derivatives for covering all its foreign financial debt.

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

b. Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results.

As of December 31, 2004, the Company had R$1,228,566 (R$2,945,795 as of December 31, 2003) of loans and financing in foreign currency, of which R$562,980 (R$1,950,577 as of December 31, 2003) was at fixed interest rates and R$665,586 (R$995,218 as of December 31, 2003) was at variable interest rates (Libor). To hedge against the exchange risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI x fixed-rates to partially hedge against internal interest rate fluctuations. On the other hand, the company contracted CDI Swaps, which in December 2004 was in R$665,459 (positive position in CDI). The Company also invests its excess cash (temporary cash investments) of R$238,577 (R$214,932 as of December 31, 2003), mainly in short-term instruments, based on the CDI variation, which reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

The Company has a hedge against external variable interest rate risks on the financing obtained from JBIC – Japan Bank for International Cooperation. The Company continues monitoring market rates in order to evaluate the need to contract other derivatives to hedge against the volatility risk of external variable rates on the remaining balance.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS

As of and for the years ended December 31, 2004 and 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Another risk to which the Company is exposed is the non-matching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates, which affect the Company’s debt.

c. Debt acceleration risk

As of December 31, 2004, some of the Company’s loan and financing agreements contain restrictive clauses (covenants) relating to cash generation, debt ratios and other financial ratios. These restrictive clauses have been complied with by the Company in full and do not restrict its capacity to conduct its regular business.

d. Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

As of December 31, 2004, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by diversifying it among first line financial institutions.

33 Management compensation

For the year ended December 31, 2004, the Company paid approximately R$19,400 for 2004 (R$13,000 in 2003) as management compensation to the Board of Directors and Statutory Directors, of which R$11,500 (R$9,800 in 2003) refers to salaries and benefits and R$7,900 (R$3,200 in 2003) to bonus.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: April 29, 2005	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director